FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For May 22, 2003

International Telecommunications Company Inc.

(Translation of registrant’s name into English)

Compañía Internacional de Telecomunicaciones S.A.

Avenida Ingeniero Huergo 723

(C1107AOT) Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  Form 20-F:  ☒    Form 40-F:  ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Yes:  ❑    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes:  ❑    No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  ❑    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item

1.	Our unaudited consolidated financial statements as of March 31, 2003 and December 31, 2002 and for the three-month periods ended March 31, 2003 and 2002.

2.	Our Operating and Financial Review and Prospects for the three-month periods ended March 31, 2003 and 2002.

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

as of March 31, 2003

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

Registered Address: Av. Ingeniero Huergo 723—Ground floor, Buenos Aires (1)

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month period ended March 31, 2003 (2)

Principal Business: Direct or indirect participation in businesses related to the areas of telecommunications,

                        media and energy.

Registration with the Public Registry of Commerce:

—	Of the articles of incorporation: October 4, 1990.

—	Of the last change to the bylaws: January 21, 2003(2).

Registration number with the “Inspección General de Justicia” (“IGJ” the governmental regulatory agency of corporations): 1,528,250.

Duration of the corporation: through October 1, 2089.

Fiscal year-end: December 31(2).

Capital structure: See Note 6.

(1)	Corresponding to the new Company’s corporate address, which was changed by the Board of Directors on April 7, 2003.
(2)	See Note 2.3.

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED BALANCE SHEETS

As of March 31, 2003 and December 31, 2002

Amounts stated in millions of Argentine pesos restated as described in Note 2.2.

(See Notes 2.4. and 2.7.)

	March 31, 2003	December 31, 2002
CURRENT ASSETS
Cash and banks (Note 3.1.a)	35	46
Investments (Note 22.a) and b)	490	353
Trade receivables (Note 3.1.b)	224	315
Other receivables (Note 3.1.c)	191	194
Inventories (Note 3.1.d)	17	15
Other assets (Note 3.1.e)	3	3

Total current assets	960	926

NONCURRENT ASSETS
Trade receivables (Note 3.1.b)	6	5
Other receivables (Note 3.1.c)	87	113
Investments (Note 22.a)	16	18
Fixed assets (Note 22.c)	8,162	8,476
Intangible assets and deferred charges (Note 22.d)	83	87

Subtotal	8,354	8,699

Goodwill on investment in Telefónica (Note 3.1.k)	340	346

Total noncurrent assets	8,694	9,045

Total assets	9,654	9,971

CURRENT LIABILITIES
Trade payables (Note 3.1.f)	372	416
Bank and other financial payables (Note 3.1.g)	3,242	3,687
Payroll and social security taxes payable (Note 3.1.h)	77	73
Taxes payable (Note 3.1.i)	114	96
Other payables (Note 3.1.j)	54	54
Reserves (Note 22.e)	2	3

Total current liabilities	3,861	4,329

NONCURRENT LIABILITIES
Trade payables (Note 3.1.f)	67	68
Bank and other financial payables (Note 3.1.g)	3,405	3,902
Payroll and social security taxes payable (Note 3.1.h)	21	28
Other payables (Note 3.1.j)	76	65
Reserves (Note 22.e)	172	160

Total noncurrent liabilities	3,741	4,223

Total liabilities	7,602	8,552
MINORITY INTEREST IN SUBSIDIARIES	1,033	849
SHAREHOLDERS’ EQUITY (per related statement)	1,019	570

Total liabilities, minority interest in subsidiaries and shareholders’ equity	9,654	9,971

The accompanying Notes 1 to 23 are an integral part of these financial statements.

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the three-month periods ended March 31, 2003 and 2002 (1)

Amounts stated in millions of Argentine pesos, except for per share amounts which are stated in Argentine pesos, restated as described in Note 2.2.

(See Notes 2.4. and 2.7.)

	March 31, 2003	March 31, 2002
NET REVENUES	611	1,145
COST OF SERVICES PROVIDED (Note 3.1.l)	(480)	(628)

Gross profit	131	517
ADMINISTRATIVE EXPENSES (Note 22.h)	(92)	(132)
SELLING EXPENSES (Note 22.h)	(43)	(190)
DEPRECIATION OF GOODWILL ON INVESTMENT IN TELEFONICA (Note 3.1.k.)	(6)	(6)

Operating (loss) income	(10)	189
(LOSS) GAIN ON EQUITY INVESTMENTS	(1)	3
FINANCIAL INCOME (LOSS) ON ASSETS, NET (Note 22.h)	(58)	(172)
FINANCIAL INCOME (LOSS) ON LIABILITIES, NET (Note 22.h)	761	(4,396)
OTHER EXPENSES, NET (Note 22.h)	(22)	(30)

Income (loss) for the period before income tax and minority interest in subsidiaries	670	(4,406)
INCOME TAX (Note 2.5.k)	—	51
MINORITY INTEREST IN SUBSIDIARIES	(197)	1,278

Net income (loss) for the period	473	(3,077)

Net earnings (losses) per common share for the period (2)	0.089	(0.580)

(1)	See Note 2.3.
(2)	Basic and diluted earnings (loss) per common share, stated in Argentine pesos, calculated considering Cointel’s net income (loss) for the period after deducting preferred dividends, divided by the average number of common shares for the period (see Note 5.).

The accompanying Notes 1 to 23 are an integral part of these financial statements.

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the three-month periods ended March 31, 2003 and 2002(a)

Amounts stated in millions of Argentine pesos restated as described in Note 2.2.

(See Notes 2.4. and 2.7.)

	Shareholders’ contributions
	Common				Preferred
	Capital Stock				Capital stock	Adjustment	Adjustment to
Description	Face Value	Adjustment to capital stock		Premium on share issue	Face value	to capital stock	redemption value	Subtotal
Balances as of December 31, 2001	531	1,542		34	14	44	2	2,167
Balances modification (see Note 2.4.a) 3.)	—	—		—	—	—	—	—

Modified Balances as of December 31, 2001	531	1,542		34	14	44	2	2,167
Adjustment to preferred stock’s redemption value(b)	—	(70)		—	—	—	70	—
Net loss for the three-month period ended March 31, 2002	—	—		—	—	—	—	—

Balances as of March 31, 2002	531	1,472		34	14	44	72	2,167
Adjustment to preferred stock’s redemption value(b)	—	91		—	—	—	(91)	—
Net income for the nine-month period ended December 31, 2002	—	—		—	—	—	—	—

Balances as of December 31, 2002	531	1,563		34	14	44	(19)	2,167
Adjustment to preferred stock’s redemption value(b)	—	—	(d)	—	—	—	— (d)	—
Transition adjustment due to the application of new accounting principle(c)	—	—		—	—	—	—	—
Net income for the three-month period ended March 31, 2003	—	—		—	—	—	—	—

Balances as of March 31, 2003	531	1,563		34	14	44	(19)	2,167

	Retained earnings (losses)
		Reserve for	Unappropriated
Description	Legal reserve	future dividends	earnings (losses)	Total
Balances as of December 31, 2001	226	838	(124)	3,107
Balances modification (see Note 2.4.a) 3.)	—	—	(33)	(33)

Modified Balances as of December 31, 2001	226	838	(157)	3,074
Adjustment to preferred stock’s redemption value(b)	—	—	—	—
Net loss for the three-month period ended March 31, 2002	—	—	(3,077)	(3,077)

Balances as of March 31, 2002	226	838	(3,234)	(3)
Adjustment to preferred stock’s redemption value(b)	—	—	—	—
Net income for the nine-month period ended December 31, 2002	—	—	573	573

Balances as of December 31, 2002	226	838	(2,661)	570
Adjustment to preferred stock’s redemption value(b)	—	—	—	—
Transition adjustment due to the application of new accounting principle(c)	—	—	(24)	(24)
Net income for the three-month period ended March 31, 2003	—	—	473	473

Balances as of March 31, 2003	226	838	(2,212)	1,019

(a)	See Note 2.3.
(b)	See Note 5.
(c)	See Note 2.4.a)2.
(d)	For the three-month period ended March 31, 2003 amounts to an increase of 0.7 million which is not reflected in the table due to the policy of rounding to the nearest million.

The accompanying Notes 1 to 23 are an integral part of these financial statements.

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS(1)

For the three-month periods ended March 31, 2003 and 2002(2)

Amounts stated in millions of Argentine pesos restated as described in Note 2.2.

(See Notes 2.4. and 2.7.)

	March 31, 2003	March 31, 2002
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at end of period	525	274
Cash and cash equivalents at beginning of year/period	399	154

Increase in cash and cash equivalents	126	120

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash flows from operating activities:
Net income (loss) for the three-month period	473	(3,077)
Adjustments to reconcile net income (loss) for the three-month period to net cash provided by operating activities:
Income tax	—	(51)
Financial expenses(3) (4)	(759)	4,495
Fixed assets depreciation	321	349
Material consumption	9	10
Depreciation of intangible assets and deferred charges	4	4
Depreciation of goodwill on investment in Telefónica	6	6
Cost of goods sold	1	12
Holding gains in derivative financial instruments	(7)	—
Increase in allowances and reserves(5)	25	131
Income / (loss) on equity investments	1	(3)
Holding losses in inventories	1	5
Minority interest in subsidiaries	197	(1,278)
Changes in assets and liabilities:
Trade receivables	73	142
Other receivables	16	(186)
Inventories	(4)	(3)
Trade payables	(25)	55
Payroll and social security taxes payable	(2)	—
Taxes payable	11	(70)
Other payables	(13)	(13)
Decrease in allowances and reserves	(1)	—
Interest collected	10	5

Total cash flows from operating activities	337	533

Cash flows used in investing activities:
Purchases of fixed assets(6) (7)	(16)	(105)

Total cash flows used in investing activities	(16)	(105)

Cash flows (used in) provided by financing activities:
Increase in bank and other financial payables	47	40
Decrease in bank and other financial payables	(112)	(277)
Interest paid	(130)	(71)

Total cash flows used in financing activities	(195)	(308)

Total increase in cash and cash equivalents	126	120

(1)	Cash and cash equivalents (current investments) with an original maturity not exceeding three months are considered to be cash and cash equivalents which totaled: (i) 35 million and 490 million, respectively, as of March 31, 2003; and (ii) 46 million and 353 million, respectively, as of December 31, 2002 (cash at the beginning of the fiscal year).
(2)	See Note 2.3.
(3)	In 2003 and 2002, net of (43) million and 58 million corresponding to the exchange difference net of monetary gain (loss) originated by cash and cash equivalents in foreign currency, respectively.
(4)	In 2002, net of 26 million corresponding to inflation loss originated by local currency cash and cash equivalents.
(5)	Net of deferred tax assets.
(6)	In 2002, net of 1,250 million of capitalized exchange differences.
(7)	In 2002, net of 3 million financed by bank and financial payables.

The accompanying Notes 1 to 23 are an integral part of these financial statements.

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2003 and Comparative Information (See Note 2.7.)

Amounts stated in millions of Argentine pesos (except where expressly indicated that figures are stated in Argentine pesos or some other currency) restated as described in Note 2.2.

1.    CORPORATE OBJECTIVE

Compañía Internacional de Telecomunicaciones S.A. (“Cointel” or “the Company”) controls Telefónica de Argentina S.A. (“Telefónica”) which has a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina. The license, as granted, was exclusive through November 8, 1997, with the possibility of a three-year extension. On March, 1998 the National Executive Power has issued Decree No. 264/98 which generally extended the period of exclusivity with respect to the provision of Basic Telephone Services until late 1999 and over time opening the telecommunications sector in Argentina to increased competition. In this context, the Secretary of Communications (“SC”) issued Resolution No. 1,686/99, which provided that the transition period to competition in telecommunications ended on October 10, 1999. In this respect, on March 31, 1999, Telefónica signed a contract with the SC whereby Telefónica was granted a license for an unlimited period of time to provide local, domestic and international long-distance telephone services and telex services in the Northern Region of Argentina. Telefónica´s obligations under this license, mainly relate to service quality and coverage of the areas to be serviced. Additionally, on June 9, 2000 the National Executive Power issued Decree No. 465/00, which provides for the total deregulation of the telecommunication market since November 9, 2000. On September 3, 2000, the National Executive Power issued Decree No. 764/2000 which, in the context of such deregulation approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. (See Notes 7. and 12.).

Additionally, on April 10, 2002, Telefónica’s General Ordinary and Special Shareholders’ Meetings approved an amendment to the corporate purpose. The corporate purpose was broadened for Telefónica to be able to engage in other types of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the broadening of the corporate purpose, it is necessary to obtain the related authorization of the telecommunication regulatory authorities. The related request has been made to the SC and is pending. Therefore, the mentioned changes to Telefónica’s corporate purpose are subject to administrative approval by the SC.

2.    SIGNIFICANT ACCOUNTING POLICIES

2.1.    Consolidated financial statements

Following the procedure established by Technical Resolution (“RT”) No. 4, and the modifications introduced by RT No. 19 of the Governance Board of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) (see Note 2.4.), and the applicable standards of the National Securities Commission (Comisión Nacional de Valores or “CNV”), the Company has consolidated, line by line, its balance sheet as of March 31, 2003 and its statements of operations and cash flows for the three-month period ended on such date, with the consolidated balance sheet, statements of operations and cash flows included in the consolidated financial statements of Telefónica and its subsidiary Telinver S.A. (“Telinver”) as of and for the three-month period ended March 31, 2003, prepared in accordance with accounting principles consistent to those used by the Company, with regard to material balances and transactions, companies in which Cointel holds sufficient votes to determine the corporate will whether directly or indirectly.

The consolidated financial statements include certain reclassifications and additional disclosures in order to conform more closely to the form and content required by the Securities and Exchange Commission of the United States of America (“SEC”).

In accordance with accounting principles in Argentina and current Argentine legislation, the presentation of the parent company’s individual financial statements is required. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes.

Additionally, for the presentation of comparative consolidated information as of December 31, 2002 and for the three-month period ended March 31, 2002 (see Note 2.7.), the Company has used Telefónica and Telinver’s consolidated financial statements as of those dates, prepared on the basis of valuation criteria consistent with those applied by the Company (see Notes 2.2., 2.4. and 2.5.). In addition, pursuant to new accounting standards, in the case of seasonal businesses, the balance sheet corresponding to the same date of the prior year should also be included as comparative information. In this respect, in the Company’s opinion, although Telinver’s transactions may be considered to be seasonal as a result of the cyclical nature of the business, the corresponding impact on the financial data presented in the consolidated balance sheet as of December 31, 2002 is not significant.

In addition, the accounting rules mentioned above require companies in which there is joint control to consolidate financial data line by line by application of the proportional consolidation method. However, given that the assets, liabilities and operations of E-Commerce Latina S.A. (“ECL”) are not significant, Telefónica has decided not to include financial statements consolidated with that company. In management’s opinion, the non presentation of the Company and Telefónica’s financial statements consolidated with ECL’s financial statements as of March 31, 2003 and December 31, 2002 and for the three month-periods ending March 31, 2003 and 2002 does not constitute a significant omission considering the Company’s financial statements taken as a whole.

As of March 31, 2003, the Company’s controlling interest in its subsidiaries is as follows:

Company	Business	Capital stock (1)		% of capital stock and % of votes		Shareholding
Telefónica	Telecommunications services (4)	1,746,052,429	(3)	64.83		Direct
Telinver	Commercial, investment and telecommunications services, among others	49,623,217		64.83	(2)	Indirect

(1)	Total face value, in Argentine pesos.
(2)	Telefónica’s interest in Telinver amounts to 99.99%.
(3)	Includes 2,355 treasury shares. See Note 4.
(4)	See Note 1.

2.2.    Presentation of financial statements in constant Argentine pesos

Until March 31, 2002, the Company’s financial statements have been prepared recognizing the effects of changes in the purchasing power of money only through August 31, 1995, (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos, by means of the application of the restatement method in constant currency described in RT No. 6. Effective September 1, 1995, for Generally Accepted Accounting Principles in Argentina (“Argentine GAAP”) purposes, and considering the then current economic stability conditions and according to the requirements of General Resolution No. 272 of the CNV, the Company discontinued application of the restatement method. This accounting criterion was applied under Argentine GAAP until December 31, 2001.

As a result of the new inflationary conditions, and the changes to the Argentine economic model resulting from the enactment of the Public Emergency and Exchange System Reform Law, which are described in detail in Note 21., on March 6, 2002, the CPCECABA (Professional Council of Economic Sciences of the City of Buenos Aires) approved Resolution MD No. 3/2002 applicable to financial statements for fiscal years or interim periods ending on or after March 31, 2002, ordering, among other provisions, the reinstatement of inflation accounting in financial statements in accordance with the guidelines contained in RT No. 6 with the changes recently incorporated by RT No.19 issued by the FACPCE adopted by Resolution CD No.262/01 of the CPCECABA, and provides that all recorded amounts restated by changes in the general purchasing power until the suspension of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in currency of December 31, 2001.

On July 16, 2002, the National Executive Power issued Decree 1,269/02 repealing Decree 316/95, instructing the CNV, among others, to issue the necessary regulations. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to submit financial statements in constant currency. However, on March 25, 2003, the National Executive Power issued Decree No. 664/03 repealing the provisions related to the inflation adjustment established by Decree No. 1269/02 and instructing the CNV, among others, to issue any applicable regulations to ensure that no balance sheets or financial statements in constant currency are accepted. Therefore, on April 8, 2003, Resolution No. 441/03 of the CNV set forth that as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

In accordance with the above, the financial statements of the Company as of March 31, 2003 have been prepared recognizing the effects of variations in the purchasing power of money until February 28, 2003 (restated according to the changes in the Argentine wholesale price index published by INDEC -Argentine Institute of Statistics and Census-) in compliance with the regulations issued by the National Executive Power and the CNV. As of March 31, 2002, the CNV had not adopted Resolution MD No. 3/2002 of the CPCECABA relating to restatement by inflation and, therefore, the Company did not file the financial statements originally issued as of March 31, 2002 in constant currency as of that date. Having the CNV subsequently adopted the mechanism to restate amounts in constant pesos, in the financial statements as of March 31, 2002 and for the three-month period then ended presented in these financial statements for comparison purposes, the Company has included the effects resulting from the application of such mechanism in the different captions of the balance sheet, statements of changes in shareholders’ equity, statement of operations and statement of cash flow, as described in this note, after also computing the effects for the application of the new accounting principles mentioned in Note 2.4. In addition, balances as of December 31, 2002, also disclosed for comparative purposes, were restated in currency as of February 28, 2003 (see Notes 2.3. and 2.7.).

On the other hand, (notwithstanding the provisions of the CNV) the CPCECABA considers that the conditions for the application of the restatement of inflation set forth in RT No. 6 are still in force as of March 31, 2003. Had this Resolution been applied, as a result of the variation in the wholesale price index for the month of March 2003, the effects on shareholders’ equity as of March 31, 2003 and on the Company’s income for the three-month period then ended, as well as on the restatement of comparative information, would have not been significant.

The restatement into constant Argentine Pesos method was applied to the costs booked immediately prior to the capitalization of the exchange differences mentioned in Note 2.5.e).

The variation in the index applicable to the restatement of financial statements, the wholesale price index, was an increase of 118.2% for the period January through December 2002, 0.7% for the period January through February 2003 and a decrease of 0.6% in March 2003.

2.3.    Fiscal year-end change and comparative financial statements

On November 11, 2002, the Company’s Ordinary and Special Shareholders’ Meeting, approved the amendment of the fiscal year section of the Articles of Incorporation. This amendment consists in changing the Company’s fiscal year-end from September 30 to December 31 of each year. On December 12, 2002, the CNV approved such fiscal year-end change and on January 21, 2003 this amendment was registered with the Public Registry of Commerce. Consequently, these financial statements correspond to the three-month period ended March 31, 2003 and comparative information corresponding to the statements of operations, changes in shareholders’ equity and cash flows for the three-month period ended March 31, 2002 (See Note 2.7.).

2.4.    Accounting principles applied

On December 8, 2000, the Governing Board of the FACPCE approved RTs Nos. 16, 17, 18, and 19 introducing changes in professional accounting principles relating to valuation and disclosure. On December 21, 2001, these resolutions were adopted, with certain amendments, by CPCECABA to become mandatory for fiscal years beginning on or after July 1, 2002. In addition, on April 5, 2002, the FACPCE Governing Board issued RT No. 20, “Derivative financial instruments and hedging transactions,” which was subsequently adopted by CPCECABA on October 30, 2002, again with certain amendments. The provisions contained in this resolution are applicable for fiscal years beginning on or after January 1, 2003. On January 14, 2003, the CNV approved, through Resolution 434/03, with certain amendments, the above RTs to become effective for the fiscal years beginning on January 1, 2003 permitting its early adoption.

Therefore, the Company’s financial statements have been prepared in accordance with the accounting principles approved by CPCECABA, as subsequently adopted by the CNV. See Notes 2.2. and 2.10.

The application of the new standards in accordance with Resolution No. 434 of CNV gave rise to changes in valuation and presentation criteria, which have been booked by the Company, its controlled companies and related company, as detailed below:

a)  Changes in valuation criteria

1.  Accounting measurement of certain receivables and payables at their discounted value

RT No. 17 establishes that certain monetary assets and liabilities are to be measured based on the calculation of their discounted value using the rate applicable at the time of initial measurement, unless the Company intends, and it is feasible to, dispose of its assets or advance settlement of its liabilities. The cumulative effect of the application of this new principle on shareholders’ equity at the beginning of the 2003 fiscal year is not material.

The effect of this standard on the amounts presented in comparative information (see Note 2.7.) has not been significant.

2.  Derivative financial instruments

RT No. 20 sets forth the specific valuation and disclosure criteria to be applied to derivative financial instruments and hedging transactions. According to this standard, hedging derivative instruments must be disclosed in the financial statements as either assets or liabilities at their fair value as of the date of the measurement. Should the derivative instrument be intended to cover cash flow risks, the variation in fair value must be charged, according to the amendment introduced by the CPCECABA, to a specific account “Temporary differences in the measurement of derivative instruments intended as effective coverage” in the balance sheet and subsequently charged to the statement of operations for the period once the assets or liabilities covered have an impact on the income/loss for such period. If, instead, the derivative instrument were to protect the risk against changes in fair value, any variation in fair value must be directly charged to the statement of operations for the period. In both cases, the non-effective coverage portion of derivative financial instruments must be directly charged to the statement of operations for the period at the time such condition is known. The transition rule for the initial application sets forth that the difference between the previous measurement and that resulting from this new rule to determine the valuation of the instruments not designated as for hedging purposes, as well as those with no effective hedging coverage as defined in the standard, should be charged to the balance of “Unappropriated retained earnings/losses” at the beginning of the fiscal year in which this standard applies for the first time. This rule standard has been implemented prospectively as to January 1, 2003, as required by the transition rule.

3.  Deferred tax

Until December 31, 2002, the Company determined its income tax expenses, in the event there were taxable income, by applying the current 35% tax rate on the taxable income as of year-end without considering the effect of temporary differences between net and taxable income.

RT No. 17 sets forth that income tax amounts should be booked by application of the deferred tax method, recognizing the effects of temporary differences. (See Note 2.5.k).

The cumulative effect on shareholders’ equity at the beginning of the three-month period ended March 31, 2002 arising from the application of this new standard resulted in the recognition of net deferred tax liabilities of 33 million.

b)  Changes in presentation criteria

1.  Preferred capital stock

As of the issuance date of the Company’s preferred stock, there were no specific accounting principles ruling the accounting of redeemable preferred stock. Therefore, the Company decided to disclose such preferred stock in its statement of changes in shareholders’ equity at their nominal value adjusted to their redemption value in accordance with its issuance conditions (see Note 5.)

RT No. 17 sets forth as a specific rule that redeemable preferred stock is part of liabilities when its issuance conditions, directly or indirectly, require that the issuer redeems them for a determined or determinable amount, on a fixed or determinable date.

Based on the issuance conditions of the Company’s preferred stock and on their current status, the Company has concluded that their preferred capital stock have not met the conditions mentioned above and that therefore they are a part of the Company’s shareholder’s equity.

2.  Goodwill on investment in Telefónica

According to the RT No. 19, as of March 31, 2003 and December 31, 2002, the Company presents the goodwill on its investment in Telefónica in a specific line of the consolidated balance sheet segregated from the line “Intangible assets and deferred charges”. The corresponding depreciation is disclosed in the consolidated statement of operations under the line “Depreciation of goodwill on investment in Telefónica”.

2.5.    Valuation methods

The Company applied the valuation criteria established in the CNV regulations, which, in their application to the transactions and the balances included in these financial statements do not differ significantly from the provisions of the professional accounting principles applicable to the Company and approved by CPCECABA. (See Notes 2.2. and 2.4.)

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during each period.

Among others, the financial statements reflect the effects of economic and foreign exchange regulations that were known as of the date of issuance of the financial statements. All estimates of the Company’s and Telefónica’s Management have been made accordingly (among others, see Notes 2.5.e), 2.5.g), 2.5.k), 5., 8., 12., 15. and 21. for material estimates concerning the effects of the crisis in Argentina and related economic and regulatory government actions). The effects of any additional actions that the Argentine government may undertake in the future will be reported in the financial statements as the Company’s and Telefónica’s Management become aware of them (see Note 21.).

Final results may significantly differ from those estimated by the Company’s and Telefónica’s Management. The Company’s financial statements may not include all adjustments that could result from the development of this matter.

Accordingly, the decisions that are to be made in reliance on these financial statements should consider the future development of such governmental action, and the Company’s financial statements should be read in light of those circumstances.

The principal valuation methods used in the preparation of the consolidated financial statements are as follows:

a)  Cash, current investments, receivables and payables (except bank and other financial payables):

Amounts in Argentine Pesos are stated at nominal value, including financial income/expense accrued through the end of each period/year, if applicable.

Amounts in foreign currency are stated at the exchange rate applicable to its settlement in effect at the end of each period/year, if applicable, according to the intended use by the Company, including accrued financial income/expense, if applicable.

Investments in Government bonds in local currency: at their cost, increased using the effective interest rate method based on the internal rate of return at the time of acquisition and the time lapsed since then.

Investments in Government bonds with an adjustment clause in U.S. dollars: valued at the exchange rate indicated by the Banco Central de la República Argentina (“BCRA”).

Investments in mutual funds: measured at their net realizable value.

Receivables and payables in local currency: at nominal value, plus the financial results accrued as of the end of the period/year, if any, which is not significantly different from the accounting measurement obtained by calculating the discounted value of the cash flows that will be generated by such assets and liabilities.

Pursuant to MD No. 32/02 and as long as Law No. 25.561 (Public Emergency and Exchange Regime Reform Law) is still in force, the interpretation of the CPCECABA has been that the discount rate to be used will be such as stated in the transaction, and in the absence of such rate or a representative rate for the transaction, the interest rate quoted by Banco de la Nación Argentina for savings accounts will be taken into account. As of March 31, 2003 and December 31, 2002 this rate stood at 1.46% nominal per annum.

Receivables and payables in foreign currency: valued at the exchange rates applicable to their settlement prevailing as of the end of the period/year, in accordance with the uses intended by the Company, plus the financial interests accrued as of those dates, if any, which does not differ significantly from discounted value by the rate of the transaction.

Trade receivables include services provided and settlements with foreign correspondents, both billed and services and settlements accrued but unbilled as of the end of each period/year, the latter being determined based upon information about actual consumption, subsequent billings and estimates using historical data.

Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. Telefónica includes as a receivable the portion accrued as of each period/year-end of the surcharge for late payment included in the invoices for payments until the “second due-date” of the invoice. For amounts that are past-due beyond the second due-date provided in the original invoice, the interest for late payment is recorded in the cases in which Telefónica estimates that it is likely that it will recover it.

Prepaid services includes payments made to IBM Argentina S.A. (“IBM”) in excess of the portion of the contract’s total cost expensed through each period/year-end for the basic services received (see Note 11.1.). Such amount is disclosed net of the deferred gain from the sale of the assets transferred to IBM, which will be recognized as income on a straight-line basis over the term of the contract. Likewise, annual increases in service costs as agreed upon between the parties (See Note 11.1.) are accrued and recorded in the statement of operations during the fiscal year in which such increases occur.

“Patriotic Bond” (see Note 3.1.c) was accounted for at face value in foreign currency, stated at the exchange rate applicable to its settlement in effect at the end of each period/year according to the intended uses for the Patriotic Bond by Telefónica, plus the financial income accrued until those dates, which is not significantly different from the measurement at the discounted value by the interest rate of the instrument. Telefónica intends to hold the Patriotic Bond until the related maturity date and apply it against future taxes (see Note 15.1.).

Tax credit certificates (“TCC”) (see Note 3.1.c) were accounted for at face value plus the benchmark stabilization coefficient (“CER”) and the financial income accrued until the end of each period/year, which is not significantly different from the measurement at the discounted value by the interest rate of the instrument. Telefónica intends to hold the tax credit certificates until the related maturity date and apply them against future taxes (see Note 15.2.).

Pre-retirement agreements charges and charges of employees eligible for retirement are recorded on the basis of the discounted value of such agreements (see Note 3.1.h).

Universal Service contribution (see Note 14.): Telefónica calculates the charge for the universal service contribution, consisting in 1% of revenues from telecommunications services, net of automatic deductions (deductions not requiring regulatory approval) provided by the related Regulation and in accordance with Telefónica’s estimates of the amounts payable within each period/year, since the detailed rules of calculation and payment of this tax are still pending. If resulting in a balance payable to the universal service fund, such net amount is booked as liability. On the other hand, all deductions and subsidies that must first be approved by the regulatory entity will be booked by Telefónica as receivable in each year in which its reimbursement is approved by such entity.

b)  Inventories:

Raw materials related to paper for printing directories have been accounted for at replacement cost, which does not exceed their estimated realizable value.

Cost related to directories in edition process have been accounted for at their production cost adjusted for inflation. This amount does not significantly differ from restated reproduction cost and does not exceed its estimated realizable value.

Equipment and supplies (including telephone accessories and prepaid cards) have been accounted for at the replacement cost up to the limit of their estimated realizable value. The Company determines the cost in accordance with the weighted average cost.

Inventories are accounted for net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at the end of each period/year.

c)  Other assets:

Other assets include buildings no longer used in Telefónica’s operations and intended for sale. The carrying book value has been recorded based on its estimated realizable value.

d)  Noncurrent investments:

Telefónica’s 50% interest in ECL as of March 31, 2003 and December 31, 2002 was accounted for by the equity method based on the financial statements as of March 31, 2003 and December 31, 2002, respectively, prepared in accordance with accounting principles consistent with those used by the Company.

Other investments are Telefónica’s interest in Intelsat Ltd. (formerly known as International Telecommunications Satellite Organization (“Intelsat”)) and its interest in New Skies Satellites N.V. as of March 31, 2003 and December 31, 2002. They have been accounted for at the U.S. dollar amount of paid-in capital, stated at the exchange rate applicable to its settlement in effect at the end of period/year, up to the limit of its interest valued by the equity method, determined on the basis of the latest available financial information (see Note 19.). As a result of the registration of Intelsat as a commercial entity, the requirement that Telefónica may not sell its interest in Intelsat without the prior consent of the regulatory authorities was eliminated.

e)  Fixed assets:

Fixed assets received from Empresa Nacional de Telecomunicaciones (“Entel”) have been valued at their transfer price to Telefónica restated as indicated in Note 2.2., and subsequent additions have been valued at cost, depreciated by the straight-line method over their remaining useful lives. The cost of work in process, whose construction extends over a period of time, includes the financial cost net of the effect of inflation, if applicable, generated by third parties, related to the investment during the construction period through the time the asset is ready to be used for a productive purpose. Capitalized interest included in construction in process for the three-month period ended March 31, 2003 amounts to 1 million (restated as indicated in Note 2.2.). During the three-month fiscal year ended December 31, 2002 capitalized interest and exchange differences are not material due to the stabilization of exchange rate and to the decrease in construction in process.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by Telefónica to the fixed asset category, Telefónica calculates depreciation charge based on the adjusted remaining useful life in accordance with Telefónica’s related assets replacement plan.

CNV General Resolution No. 398 provides, under exceptional circumstances, for the application of CPCECABA Resolution MD No. 3/2002 mentioned in Note 2.2., which provides that the exchange rate differences on or after January 6, 2002, related to liabilities in foreign currency as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such professional standards are complied with.

As indicated in Resolution MD No.3/2002 of CPCECABA, the capitalized exchange differences act as an anticipated recognition of the changes in the purchasing power of the currency and are to be absorbed by the inflation restatement of the book values of the assets that qualify for recognition of exchange differences. In this regard, the residual value of the capitalizable exchange differences as provided by General Resolution MD 3/2002 as of March 31, 2003 and December 31, 2002 has been fully absorbed by the value of these items that has been restated into constant pesos as of those dates, as the inflation coefficients are applied to the book costs immediately prior to the capitalization provided by this resolution.

Likewise, by application of the methodology described above, in the three-month period ended March 31, 2002 Telefónica has capitalized 1,193 million pesos in fixed assets (restated as described in Note 2.2.). This amount corresponds to exchange losses resulting from liabilities in foreign currency in existence as of January 6, 2002, used in financing such assets.

Fixed assets relating to Telefónica’s telecommunications business were assessed for impairment based on their recoverable value on the basis of Telefónica’s Management best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. However, due to the regulatory uncertainty regarding the precise future evolution of rates which, as described in Note 12.1., derive from the pending renegotiation with the Government, whether the participation of the Company in the recorded amount of Telefónica’s telecommunications fixed assets as of March 31, 2003 of 5,282 million (amount calculated considering the Company’s ownership interest in Telefónica) is fully recoverable, depends on the effect that the outcome of such renegotiation may have on Telefónica’s operations and cash flows.

f)  Intangible assets:

Trademarks and the license to use the logo were valued at acquisition cost restated as described in Note 2.2., net of accumulated depreciation which is calculated based on the remaining duration of the Telinver contract, until October 2007.

The licenses to use links have been valued at the acquisition cost restated as indicated in Note 2.2. and are depreciated by the straight-line method over a 15 year, the term of the license.

The assignment to Telinver of Meller Comunicaciones S.A.’s rights pursuant to the contract for publishing Telefónica’s telephone directories and the non competition clause undertaken by Meller Comunicaciones S.A., have been valued at historical cost restated as described in Note 2.2. and are depreciated as from October 1, 1997 through December 31, and October 1, 2007, respectively, according to the terms of the contracts above-mentioned.

Expenses incurred in connection with the issuance of negotiable obligations have been restated as mentioned in Note 2.2., were deferred and are being of depreciated by the straight-line method as from the issuance date to the maturity of such negotiable obligations. In addition, expenses include the amount related to the “authorization fee” in connection with waivers granted by the holders of negotiable obligations which are depreciated on a straight-line basis through maturity (see Note 8.3.1.).

The license merged into Telefónica, in connection with the corporate reorganization mentioned in Note 4. related to the data transmission business, including the authorizations to use the “B” Band, restated in constant Argentine Pesos as stated in Note 2.2., is depreciated by the straight-line method over a 10-year term.

g)  Goodwill on investment in Telefónica:

Goodwill on investment in Telefónica: represents the excess of the investment cost over the investment valued by the equity method as of the purchase dates related to the increase in Telefónica’s equity interest from 51.0% to 56.2% generated during the fiscal year ended September 30, 1998 as a consequence of the redemption of Telefonica’s class C shares by such company. The Company depreciates this goodwill over a 240-month term by the straight-line method.

The recoverability analysis of the goodwill’s booked value generated by the investment in Telefónica as of March 31, 2003, has been made on the basis of the Company’s management best estimate of Telefónica’s future cash flows, considering current information and Telefónica’s future service rates estimates. However, owing to the regulatory uncertainty regarding the precise future evolution of rates and the outcome of Telefónica’s negotiations to obtain financing in order to repay its liabilities within the regular course of business (see Notes 12.1. and 8.1.), whether booked goodwill, as of March 31, 2003 in the amount of 340 million, is fully recoverable depends on the effect that the outcome of the above mentioned matters may have on Telefónica’s operations and cash flows.

h)  Bank and other financial payables:

—	In local currency: at nominal value plus interest accrued, payable on the respective maturity dates calculated at the contractual interest rate in effect as of March 31, 2003 and December 31, 2002.

—	In foreign currency: at nominal value plus interest accrued, payable on the respective maturity dates, converted at the exchange rate in effect at the end of the year/period calculated at the contractual interest rate in effect as of March 31, 2003 and December 31, 2002, respectively. See Note 22.g).

i)  Reserves:

During the normal course of business, Telefónica is subject to several labor, commercial, tax and regulatory claims. While these actions are being contested, the outcome of such individual matters is not predictable with assurance. Charges have been recorded for contingencies where it is probable that Telefónica will incur a loss. The amount of loss is based on Telefónica’s management’s assessment of the likelihood of occurrence after consideration of legal counsel’s opinion regarding the matter. As of March 31, 2003, the amount booked for such purpose is 174 million (see Note 22.e).

j)  Financial Instruments:

Telefónica uses currency swaps, which, in the context of the Convertibility Law between the U.S. Dollar and the Argentine Peso, were intended to eliminate the variability in the cash flows of its debts denominated in Yens and in Euros and that currently reduce such variability in relation to the variations in the exchange rate between the Yen and the U.S. Dollar so that, Telefónica has ensured a fix exchange rate between the yen/euro and the U.S. dollar for these obligations paying for this coverage a fixed percentage. Telefónica values the covered obligations at the period/year closing exchange rate and also recognizes separately the derivative instruments at their estimated fair value (see Note 2.4.a)2.).

k) Income tax and tax on minimum presumed income:

The Company records income tax by application of the deferred method, in accordance with the provisions of RT No. 17.

Deferred tax assets result mainly from the temporary differences arising from allowances and financial charges that are not yet deductible for tax purposes and from tax loss carryforwards. Deferred tax liabilities result mainly from temporary differences in the valuation of fixed assets for accounting and tax purposes basically due to different depreciation criteria and to the treatment of capitalized interest.

On April 2, 2003, CPCECABA issued Resolution MD° 11/2003 establishing that the effect of the inflation restatement of the original cost of fixed assets must not be considered to be a temporary difference as it is not a different valuation basis.

In order to book the above differences, the Company applied the liabilities method which sets forth the determination of net deferred tax assets or liabilities based on temporary differences charged to the “Income tax” caption in the statement of operations.

The Company’s and Telefónica’s Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon the Company’s and Telefónica’s ability to generate enough taxable income during the periods in which these temporary differences are expected to be deductible.

In considering their estimates, the Company’s and Telefónica’s Management takes into account the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect the most recent operating trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. Therefore, given the uncertainty related to the effect of the final outcome of the tariff renegotiation (See Note 12.1), and considering current tax strategies and that Cointel’s income from its equity interest in Telefónica is not subject to income tax, the Company and Telefónica have booked a reserve for the balance of net deferred tax assets whose recovery depends upon the generation of future taxable income.

Deferred tax assets and liabilities have been measured at nominal value in accordance with Resolution No. 434 of the CNV.

Under the Public Emergency and Exchange System Reform Law No 25,561, as implemented by Decree 2,568/02, losses generated by the effect of the Argentine Peso devaluation on monetary assets and liabilities in foreign currency involved in the generation of Argentine-source income, existing as of January 6, 2002, valued at an exchange rate of $1.00 to US$1.00, should be adjusted using an exchange rate of $1.40 to US$1.00, and be carried forward five years as from the date of the enactment and used to offset income taxes at a proportion of 20% each year.

The Company’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately 122 million, of which approximately 24 million were computed for the tax purposes in the fiscal year ended September 30, 2002, 6 million were computed for the tax purposes in the fiscal year ended December 31, 2002, while the remaining amount will be carried forward and applied proportionally to offset taxes until December 31, 2006, accordingly to the related legislation.

Telefónica’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately 750 million, which will be computed in equal parts in five years starting December 31, 2002. Approximately 150 million will be computed for the tax purposes in the fiscal year ended December 31, 2003, while 450 million will be carried forward and applied to offset taxes in equal amounts over the next three years.

For the three-month period ended March 31, 2003, Cointel has estimated a taxable income in the income tax of approximately 97 million that if the tax results as of the end of the fiscal year is also a tax gain, will be fully offset with tax loss carryforward existing at the beginning of the fiscal year. For the three-month period ended March 31, 2002, the Company had determined the existence of income tax loss.

As of December 31, 2002, the Company had an accumulated income tax loss carryforward of about 938 million (historical value), before the offsetting mentioned in the above paragraph, according to the respective tax returns filed, which can be used to offset the current fiscal year income tax and it eventually might be used to offset future taxable.

Telefónica has estimated taxable income of approximately 779 million for the interim period ended March 31, 2003 that will result in tax payable if tax results continue to be a gain at the end of the fiscal year, and which, should that be the case, could be offset against cumulative tax loss carryforwards existing at the beginning of the year in Telefónica.

Additionally, as of December 31, 2002 Telefónica had on a consolidated basis a tax loss carryforward of approximately 3,714 million (1,300 million at a 35% tax rate), before the offsetting mentioned in the above paragraph, according to the respective tax returns filed, that could be applied to offset future income tax charge of the current year and the subsequent years until 2007.

The consolidated tax loss carryforwards of Cointel and Telefónica will mature as follows:

Available until	Tax loss carryforward (historical value)
2003	15
2004	60
2005	82
2006	795
2007	3,700

4,652

Every year in which offsetting occurs, the tax benefit will be realized if income tax (net of the offset) is equal to or exceeds the tax on minimum presumed income, but will be reduced by any excess of the latter over income tax.

The following table presents the components of the Company’s consolidated deferred tax balance:

	March 31, 2003		December 31, 2002
Deferred tax assets
Tax loss carryforwards	1,321	(1)	1,646
Exchange differences deductible in future fiscal years	232		249
Allowance for doubtful accounts	119		133
Interests deductible in future fiscal years	75		60
Accrual for contingencies and other non-deductible allowances	65		61
Other non-deductible accruals	52		33

	1,864	(2)	2,182	(2)
Allowance for deferred tax assets	(1,704	)(2)	(2,023	)(2)

Subtotal	160		159

Deferred tax liabilities
Fixed assets	(134)		(138)
Dismissal accrual for tax purposes	(14)		(14)
Other liabilities	(12)		(7)

Subtotal	(160	)(2)	(159	)(2)

Total	—		—

(1)	Net of 307 million of tax loss carryforwards that offset the tax payable with respect to the taxable income estimated for the three-month period ended March 31, 2003.
(2)	As of March 31, 2003, the effect of discounting the balances of deferred tax assets, deferred tax liabilities and allowance for deferred tax assets in accordance with accounting rules of the CPCECABA would have resulted in a reduction of those balances of 69 million, 2 million and 67 million, respectively. As of December 31, 2002, this effect on deferred tax assets, deferred tax liabilities and allowance for deferred tax assets would have resulted in a reduction of those balances of 84 million, 2 million and 82 million, respectively.

The following is the reconciliation of the income tax as charged to the income statement (that has been nil as of the three-month period ended March 31, 2003 and a tax gain for the three-month period ended March 31, 2002) and the amount resulting from the application of the corresponding tax rate on pre-tax net income:

	March 31,
	2003	2002
Net income (loss) before tax at statutory income tax rate	166	(1,077)
Permanent differences:
Income/loss on equity investments	1	(9)
Non taxable earnings	23	(1)
Inflation restatement effect	93	(356)
Reversal of allowance for deferred tax assets	(319)	—
Goodwill depreciation	1	2
Allowance for deferred tax assets	—	1,738
Effect of minority interest	35	(348)

Income Tax Benefit(1)	—	(51)

(1)	Corresponds to the reversal of net deferred tax liabilities at the beginning of the three-month period as of March 31, 2002.

Additionally, the Company and Telefónica calculate the Tax on minimum presumed income by applying the effective tax rate of 1% on certain production assets valued according to the tax regulations in effect as of the end of each year/period. This tax is supplementary to Income Tax. The Company’s and Telefónica tax liabilities will be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

For the three-month period ended March 31, 2003, the Company has determined a charge for the tax on minimum presumed income of approximately 3,000 pesos, which was included in the statement of operations. For the three-month period ended March 31, 2002, the Company had determined a proportional charge for the tax on minimum presumed income of approximately 2,000 pesos, which was capitalized as “Other noncurrent receivables”.

Telefónica has determined a minimum presumed income tax charge for the three-month period ended March 31, 2003 in the amount of 12 million that was included in the caption “Other non-current receivables” as Telefónica’s management has estimated that such tax would be recoverable based on its tax projections and the terms for recovery established by the law (10 years). However, whether the booked amount of minimum presumed income tax of Telefónica of 56 million (36 million considering the Company’s interest in Telefónica) and 49 million (32 million considering the Company’s interest in Telefónica) as of March 31, 2003 and December 31, 2002, respectively, is fully recoverable depends upon the final outcome of the tariff issue (See Note 12.1.). The amounts capitalized as minimum presumed income tax have been measured at discounted value, based on Telefónica’s tax projections.

l)  Shareholders’ equity accounts:

—	Common capital stock: it has been disclosed at nominal value and the adjustment required to restate it in constant pesos as stated in Note 2.2. is disclosed in the “Adjustment to capital stock” account. This account also absorbs any adjustment to the redemption value (shortfall or excess) of the preferred stock as explained in the following paragraph.

—	Preferred capital stock: it has been disclosed at its redemption value calculated in accordance with the issuance conditions as explained in Note 5., through the following items:

•	Face value of preferred shares.

•	Adjustment to capital stock: restatement of the preferred shares in constant pesos as stated in Note 2.2.

•	Adjustment to redemption value: it represents the difference between the restated value of the preferred shares as stated in Note 2.2. and their redemption value.

—	Premium on share issue: this account discloses the additional contribution over the face value of capital stock made by the Class B common shareholders, restated in constant pesos as stated in Note 2.2.

—	Legal reserve and unappropriated earnings: restated in constant pesos as stated in Note 2.2.

—	Reserve for future dividends: as of March 31, 2003 the Company has a reserve for future dividends of 838 million (in constant pesos of March 31, 2003). However, as described in Note 7.d), the Board of Directors is currently not able to dispose such reserve for paying cash dividends.

m)  Statement of operations accounts:

Revenues and expenses are credited or charged to income on an accrual basis. Telefónica recognizes income from fixed telephony services (local and long distance and access to the network, among others) based on the use of the network. Charges for the installation of telephone lines are recognized as revenues when the service connection is made.

Telefónica recognizes income from sales of equipment when they are delivered and accepted by its customers. For contracts where Telefónica provides customers with an indefeasible right to use network capacity, Telefónica recognizes revenue ratably on stated life of the agreement.

Telinver recognizes revenues and cost of sales for sales of advertisements in telephone directories when the directories are published and distributed. For the main telephone directories undergoing the process of edition as of March 31, 2003, the total amount of advertisement sales not yet booked as income, because of the revocability of the advertisement orders as of that date, is 14 million.

Statement of operations accounts for the three-month period ended March 31, 2003 have been restated in constant pesos at the end of the period (see Note 2.2.) as follows:

—	those accounts used to record monetary transactions during the course of each period have been restated by applying to the original amounts inflation adjustment factors corresponding to the month of accrual of the original transactions;

—	charges for the use, depreciation of non-monetary assets at historical cost (materials, inventory, fixed assets and intangible assets) have been stated based on the restated amounts of such assets; and

—	financial income and expense, restated in constant pesos, are disclosed net of the monetary result generated by the effect of inflation on the assets and liabilities that generated them.

n)  Net earning (losses) per common share:

The Company calculates the net earnings/(loss) per common share considering Cointel’s net income (loss) of the period after deducting preferred dividends, on the basis of 5,306,402,996 common shares with a face value of $0.1 and with a vote per share.

2.6.    Amounts expressed in millions of Argentine pesos

The amounts in millions of Argentine pesos contained in these financial statements have been rounded up or down in order to facilitate the footing of notes and tables in which they are included. The effect of such rounding is not material.

2.7.    Comparative financial statements

According to RT No. 8, the Company’s financial statements as of March 31, 2003 and for the three-month period then ended, have been presented with the following comparative information:

a)	Balance sheet: as of December 31, 2002.

b)	Statement of operations, of changes in shareholders’ equity and cash flows: for the three-month period ended March 31, 2002. Therefore, considering the change in the fiscal year-end from September 30 to December 31 of each year (see Note 2.3.), the statements of operations, cash flows, changes in shareholders’ equity, the breakdown of main accounts and the exhibits disclosing accounts variations as of March 31, 2002, comprise the three-month period between January 1 and March 31, 2002, to enable comparison with the results and variations for the three-month period ended March 31, 2003. The above-mentioned statements, the breakdown of main accounts and the exhibits for that three-month period were calculated by the Company by subtracting from the amounts corresponding to the financial statements for the six-month period ended March 31, 2002, the amounts corresponding to the financial statements for the three-month period ended December 31, 2001, after computing the effects of the new accounting principles (see Note 2.4.) and of the mechanism to restate amounts in constant currency described in Note 2.2.

The same disclosure criteria have been used in the preparation of supplementary information that disaggregates the data contained in the financial statements mentioned above.

The comparative information described above has been restated as explained in Note 2.2.

2.8.    Financial instruments with off-balance sheet risk and concentrations of credit risk

The Company has not had a fixed policy of entering into derivative financial instruments for managing its exposure to market risk. As of the date of these financial statements, Telefónica has entered into the following instruments, to manage the exposure to the risk of fluctuation of the exchange rate of significant indebtedness denominated in currencies other than the United States dollar.

1.	Foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen-dollar exchange rate, in connection with the loan amounting to 8.3 billion Japanese yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the dollars received is 7.98% per annum. As of March 31, 2003, the related liability, taking into account the effect of the above-mentioned swap and the additional interest accrued, amounts to US$89 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of Telefónica’s shareholders’ equity.

2.	During December 1999, Telefónica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-dollar exchange, in connection with a portion of Telefónica’s net position of assets and liabilities in euros, including the balance of the loan granted by Istituto Centrale per il Credito a Medio Termine (“Mediocredito Centrale”) which matures in November 2014, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of 0.998 euro per U.S. dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the dollars to be received is 2.61% per annum.

The only significant concentration of credit and operations as of March 31, 2003 and December 31, 2002 was with the Argentine Government (Federal, Provincial and Municipal Government and Governmental

agencies). Sales with such organizations considered as a whole during the three-month periods ended as of March 31, 2003 and 2002, respectively, amount to approximately 3.1% and 3.2% of net sales and balances as of March 31, 2003 and December 31, 2002, are, respectively, 68 million pesos and 67 million.

Of the above-mentioned balances as of March 31, 2003 not yet collected as of the date of issuance of these financial statements, approximately 46 and 2 million for Telefónica and Telinver, respectively, were past due as of March 31, 2003. On the basis of Telefónica’s current collection efforts and the information available as of the date of issuance of these financial statements about Argentina’s future economic perspectives, Telefónica’s Management has estimated the possible collection terms and conditions of the receivables from government entities mentioned above.

The estimated financial effects of the possible deferral of collections from such government agencies have been considered to value such balances as of March 31, 2003. The portion of net value booked related to these receivables that Telefónica estimated that will be collected within twelve months has been classified as noncurrent as of March 31, 2003 and December 31, 2002 (see Note 3.1.b) and 3.2.).

2.9.    Argentine legal requirements

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements, since they are not required for SEC reporting purposes.

2.10.    New Argentine Accounting Rules

On February 5, 2003, the FACPCE approved RT No. 21, which replaced RTs No. 4 and 5, indicating the information about related parties to be included in the financial statements. On February 19, 2003, Resolution MD 5/2003 of CPCECABA approved RT No. 21 with certain amendments. RT No. 21, in force for the fiscal years beginning on or after April 1, 2003, authorizes its early adoption. As of the date of issuance of these financial statements, the approval by CNV of the referenced RT was pending.

3.    BREAKDOWN OF THE MAIN ACCOUNTS AND AGING OF ASSETS AND LIABILITIES

3.1    Breakdown of the main accounts

As of the end of each period/year, the main accounts were made up as follows (foreign currency balances are presented in Note 22.g) (balances stated in millions of constant Argentine pesos of March 31, 2003—See Note 2.2):

a)  Cash and banks:

	March 31, 2003	December 31, 2002
Cash	1	1
Banks(1)	34	45

	35	46

(1)	In 2003 and 2002, includes 11 million and 9 million, respectively, from provincial bonds and 3 million and 6 million, respectively, from federal bonds.

b)  Trade receivables:

	March 31, 2003		December 31, 2002
	Current	Noncurrent(2)	Current	Noncurrent
Past due(1)	365	33	445	30
Current	196	—	250	—

Subtotal	561	33	695	30
Allowance for doubtful accounts (Note 22.e)	(337)	(27)	(380)	(25)

Total	224	6	315	5

(1)	As a result of refinancing of past-due receivables, about 19 million of refinanced receivables are disclosed as current receivables as of March 31, 2003.
(2)	See Notes 2.8. and 3.2.

c)  Other receivables:

	March 31, 2003		December 31, 2002
	Current	Noncurrent	Current	Noncurrent
Guarantee deposits	7	—	7	—
Prepayments to vendors	2	—	2	—
Related companies—Telefónica Comunicaciones Personales S.A. (“TCP”), TYSSA Telefónica y Sistemas S.A. (“TYSSA”), Telefónica Data de Argentina S.A. (“TDA”), Telefónica Gestión de Servicios Compartidos S.A. (“T-Gestiona”), Adquira Argentina S.A. (“Adquira”) and Atento Argentina S.A. (“Atento”)	47	—	42	—
Financial prepayments	3	—	12	—
Prepaid rentals	—	—	2	—
Prepaid services	17	1	22	1
Tax credit certificates(1)	16	8	15	15
Legal deposits	2	—	3	—
Value Added Tax	—	—	2	—
Tax on minimum presumed income	—	59	—	52
Patriotic Bond(2)	69	17	61	41
Deferred income tax assets, net(4)	—	1,704	—	2,023
Other	28	2	26	4

Subtotal	191	1,791	194	2,136
Allowance for other receivables(3)	—	(1,704)	—	(2,023)

Total	191	87	194	113

(1)	See Note 15.2.
(2)	See Note 15.1.
(3)	See Note 22.e).
(4)	See Note 2.5.k).

d)  Inventories:

	Current
	March 31, 2003	December 31, 2002
Raw materials and supplies	1	—
Directories in edition process	6	3
Telephony and other equipment	15	15
Prepayments to vendors	2	4

Subtotal (Note 22.f)	24	22
Allowance for impairment in value and slow turnover(1)	(7)	(7)

Total	17	15

(1)	See Note 22.e)

e)  Other assets:

	Current
	March 31, 2003	December 31, 2002
Real property intended for sale	3	3

Total	3	3

f)  Trade payables:

	March 31, 2003		December 31, 2002
	Current	Noncurrent	Current	Noncurrent
Vendors, contractors and correspondents	257	—	301	—
Management fee	81	—	74	—
Billing on account and behalf of cellular and audiotext companies	21	—	25	—
Services collected in advance(1)	5	67	2	68
Other	8	—	14	—

Total	372	67	416	68

(1)	Deferred revenues related to the sale of indefeasible right to use network capacity, recognized ratably over the stated life of the agreement.

g)  Bank and other financial payables:

	March 31, 2003		December 31, 2002
	Current	Noncurrent	Current	Noncurrent
Credit balances with banks	—	—	6	—
Bank loans and long-term financing	136	333	157	425
Import financing	48	22	61	28
Related company—TISA(2)	2,955	—	3,377	—
Negotiable obligations(1)	103	3,050	86	3,449

Total	3,242	3,405	3,687	3,902

(1)	See issuance conditions in Notes 8.2.2. and 8.3.1.
(2)	In 2003 and 2002, includes 366 million and 357 million, respectively, corresponding to the Company (see Note 10.2.) and 2,589 million and 3,020 million, respectively, corresponding to Telefónica (see Note 8.3.3.).

h)  Payroll and social security taxes payable:

	March 31, 2003		December 31, 2002
	Current	Noncurrent	Current	Noncurrent
Vacation and bonus accrual	44	—	44	—
Social security taxes payable	11	—	14	—
Pre-retirement agreements(1)	15	21	12	28
Other	7	—	3	—

Total	77	21	73	28

(1)	Pre-retirement agreements mature through 2009, and do not have adjustment clauses. The amount includes 6 million related to benefits granted to employees included in such agreements, which are to be allocated by them to pension security tax payments corresponding to the period between the date of the agreement and March 31, 2003 and are to be paid by Telefónica until the worker qualifies to obtain legal pension benefits.

i)  Taxes payable:

	Current
	March 31, 2003	December 31, 2002
Turnover tax accrual (net of prepayment)	8	13
Health and safety assessment	18	17
Value added tax	12	—
Tax on minimum presumed income	60	49
Other	16	17

Total	114	96

j)  Other payables:

	March 31, 2003		December 31, 2002
	Current	Noncurrent	Current	Noncurrent
Financial instruments(1)	7	51	5	32
International Telecommunications Union	21	—	21	—
Debt with Atento	—	—	1	—
Other	26	25	27	33

Total	54	76	54	65

(1)	Corresponds to the foreign currency swaps described in Note 2.8.

k)  Goodwill on investment in Telefónica:

	Original value	Depreciation
	At beginning of year	At beginning of year	For the period/ year	At end of period/year	Net book value
Three-month period ended March 31, 2003	449	103	6	109	340

Three-month fiscal year ended December 31, 2002	449	97	6	103	346

l)  Cost of services provided:

	March 31, 2003	December 31, 2002
Telecommunications services (Note 22.h)	477	612
Cost of services provided (Note 22.f)	3	16

Total	480	628

3.2    AGING OF ASSETS AND LIABILITIES AS OF MARCH 31, 2003:

	Assets				Liabilities
	Investments	Trade receivables (a)		Other Receivables (c)	Trade payables	Bank and financial payables	Payroll and Social Security Taxes payables	Tax payables	Other payables
Past-due (a):
Up to three months	—	132		—	68	—	—	—	—
From three to six months	—	7		—	9	—	—	—	1
From six to nine months	—	15		—	2	—	—	—	—
From nine to twelve months	—	35		—	3	—	—	—	—
From one to two years	—	110		5	5	—	—	—	1
From two to three years	—	40		—	7	—	—	—	—
Over three years	—	53		—	—	—	—	—	—
At sight:	—	—		31	7	30	1	20	37
Current:
Up to three months	490	187		73	249	2,807	35	94	1
From three to six months	—	8		30	13	315	9	—	4
From six to nine months	—	4		22	8	51	11	—	—
From nine to twelve months	—	3		30	1	39	21	—	10
From one to two years	—	—		27	5	1,829	8	—	13
From two to three years	—	—		—	5	78	5	—	13
From three to four years	—	—		4	5	247	4	—	13
From four to five years	—	—		—	5	33	2	—	8
Over five years	—	—		56	47	1,218	2	—	28

Subtotal	490	594		278	439	6,647	98	114	129
Allowance for doubtful accounts	—	(364)		—	—	—	—	—	—
Benefits under the Collective Labor Agreements	—	—		—	—	—	—	—	1

Total	490	230		278	439	6,647	98	114	130

Percentage accruing interest at fixed rate	84%	1%		9%	—	51%	—	—	45%
Percentage accruing interest at variable rate	—	66	% (b)	31%	—	47%	—	—	—
Percentage with variable return	3%	—		—	—	—	—	—	—
Average interest rate in foreign currency	1%	—		6%	—	9%	—	—	6%
Average interest rate in local currency	24%	81%		4%	—	10%	—	—	—

(a)	Include 33 million classified as non-current taking into account Telefónica’s management estimates regarding probable collection terms (see Note 2.8.).
(b)	Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that corresponding to bills collected with such surcharges.
(c)	Not including amounts corresponding to net deferred tax asset totally reserved.

4.    CORPORATE REORGANIZATION

TESA, the indirect controlling shareholder of Telefónica, has carried out its plan to make a global reorganization of its activities and the activities of its subsidiaries by business line. As a consequence of this plan, on January 30, 2001 and March 30, 2001, the Telefónica’s Board of Directors and Special Shareholders’ Meeting, respectively, resolved to reorganize some of its businesses.

As a consequence of the above mentioned reorganization, Telefónica spin off its assets and liabilities related to the data transmission business and no longer holds any interest in TCP, TDA (formerly known as Advance Telecomunicaciones S.A.) and TYSSA, whose businesses had previously been reorganized to merge certain assets and liabilities of those companies in Telefónica. According to the Board of Directors’ and Special Shareholders’ Meetings of Telefónica and of the above-mentioned subsidiaries, Telefónica’s equity interests in the above-mentioned former subsidiaries were spun-off (and therefore Telefónica’s capital stock was reduced) and those interests were merged into certain companies indirectly controlled by TESA (those companies operating the related specific business lines—Mobile and Data).

Furthermore, as approved by Telefónica’s Board of Directors’ and Special Shareholders’ Meeting, the minority shareholders that are not related to TESA exchanged the shares of Telefónica for shares of the companies into which the spun-off businesses were merged, in proportion to their interest in Telefónica. As a result of the capital reduction caused by the spin-offs, the shares exchanged by the minority shareholders were cancelled, holding an approximately equal equity interest percentage in Telefónica and in the companies into which the spun-off businesses were merged. Registration with the Public Registry of Commerce of the above mentioned reorganization became effective November 16, 2001 and the share exchange mentioned above was completed on December 12, 2001. Telefónica acquired, at their listing value, the fractions of Telefónica shares held by minority shareholders. The related 2,355 treasury shares were acquired at a price of $2.24 (restated as described in Note 2.2.) per share. Until these shares are sold, Telefónica may not exercise any of the rights inherent therein.

5.    PREFERRED SHARES

As detailed in the Statement of changes in shareholders’ equity and in Note 6., the Company’s capital stock is comprised of common and preferred shares issued under Argentine law. The main issuance clauses of the preferred shares related to dividend payments, preferences among the various classes of preferred shares, preferences of the latter over common shares and the redemption of preferred shares, and, as may be seen from the issuance minutes, are as follows:

a)	Three different classes of preferred shares were issued, A, B and C. Each class accrues an annual preferred dividend at the rates established in the issuance clauses. Class C shares were amortized in two equal installments on April 30, 1996 and 1995.

b)	The original issuance conditions of preferred shares provided that the redemption value of preferred capital and the preferred dividends were established in US dollars and until March 31, 2002, the Company valued them in accordance with such clauses. However, and according to the Company’s and its legal advisors’ final analysis, such redemption value and the preferred dividends have been affected by the conversion into pesos provided by the new legal framework in effect in Argentina, established by Decrees No. 214/02 and No. 320/02 (see Note 21.). Consequently, the redemption value of preferred capital and the preferred dividends have been converted into pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate, being applicable to such amounts the adjustment by the benchmark stabilization coefficient (see Note 21. to the consolidated financial statements) accrued until the redemption date.

c)	The first accrual period of preferred dividends started on November 8, 1990 and ended on December 31, 1991, and thereafter, to June 29, 1998 coincides with the Company’s fiscal year-end. The Special Shareholders’ Meeting held on June 29, 1998, resolved to modify the Company’s year-end date. Such Meeting also established that the periods for accruing preferred dividends will be computed as from January 1 through December 31 each year, irrespective of the Company’s year-end date.

d)	Preferred dividends are cumulative. The issuance clauses of preferred stock state that such shares enjoy preference over common stock. Likewise, Class A preferred stock enjoys preference over Class B preferred stock. Dividend preferences include a priority order for voting and approval as well as for payment.

e)	Preferred dividend payment dates are as follows:

1.	Preferred dividends on Class A shares: the first date was April 30, 1994 and thereafter dividends are paid on the 30th day of April in each year to and including 2003.

2.	Preferred dividends on Class B shares: the first date was April 30, 1992 and thereafter dividends are paid on the 30th day of April in each year to and including 2007.

On each payment date any dividend accrued during the immediately preceding accrual period shall be paid.

f)	Preferred capital amortization dates are as follows:

1.	Class A shares of Preferred Stock: the first date was April 30, 1997 and thereafter, amortizations are made on the 30th day of April in each year until and including 2003, in installments equal to a seventh of the preferred capital of this type of stock. The Regular and Special Shareholders’ Meeting held on March 31, 1997 voted an early redemption of Class A preferred shares for a total US$38,460,047 (face value of 20,306,905 (historical value)).

2.	Class B shares of Preferred Stock: beginning on April 30, 1998 and thereafter, amortizations shall be made on the 30th day of April in each year until and including 2007, in installments equal to a tenth of the preferred capital of this type of stock. The Regular and Special Shareholders’ Meeting held on March 31, 1997 voted an early redemption of Class B preferred shares for a total US$37,848,336 (face value of 19,983,921 (historical value)).

The Special Shareholders’ Meetings held on April 30, 2001, April 28, 2000 and April 30, 1999 voted partial redemptions of Class A and B preferred shares for a total, in each redemption, US$1,640,000 (face value 865,920 in historical pesos) and US$4,030,000 (face value 2,127,840 in historical pesos), respectively, as set forth in the issuance conditions of such shares. These reductions were registered in the Public Registry of Commerce on June 12, 2001, July 21, 2000 and September 10, 1999, respectively.

g)	For the preferred capital stock fully amortized and to the extent that there shall be any preferred dividends unpaid, beneficial bonds shall be issued pursuant to Section 228 of LSC, as amended. Bondholders shall have the same preference as the holders of Preferred Stock. Amortization payments shall be made from liquid realized profits or free reserves.

h)	If, for any reason, preferred capital amortization cannot be made on the appropriate date, such payments shall be made on the next succeeding amortization date and so on.

i)	In the event of liquidation of the Company, for whatever reason, the holders of Preferred Stock shall collect first any preferred unamortized capital and then any preferred dividends accrued.

j)	The Company, among other provisions detailed in the issuance conditions, has agreed:

1.	Not to reduce its holding of shares of common stock of the controlled company to less than a majority thereof, without the prior consent of the holders of Preferred Stock in a Special Meeting of Preferred Shareholders.

2.	To control decisions inside the Board of Directors and General Shareholders’ Meetings of the controlled company.

3.	To make no investment other than in shares of the controlled company and assets incidental to the holdings of such shares by the Company.

4.	To incur no debt that shall cause all the debts of the Company to exceed at any time the amount of US$850 million over.

As of the date of issuance of these financial statements, the Company has met all obligations arising from the issuance conditions of preferred stock. As of the date of these financial statements, there are accumulated unpaid but not yet due preferred dividends and preferred capital stock that has not been redeemed as set forth in the original schedule, because, as of April 30, 2002, the Company did not have liquid realized profits or free reserves as stipulated by issuance conditions. Consequently these unpaid amounts are to be considered not due.

k)	The holders of Preferred Stock shall have no right to receive common stock dividends whether from capitalization of reserves, capital adjustments or otherwise.

l)	The holders of Preferred Stock shall have no voting rights except as provided in clause 8 of the issuance conditions of each class of the preferred shares which mainly relate to: (i) the provisions of Sections 217 and 244 of LSC as amended, (ii) if voluntary dissolution of the Company has been elected by the Company or if its dissolution is decided by the appropriate corporate body or authority and (iii) if there is any preferred capital unredeemed at the maturity date. In these cases the holders of Preferred Stock shall have one vote per share.

The right to vote shall cease after the Company has complied with all its obligations, has ceased all acts that may prejudice preferred shareholders, after the delay is corrected or after the noncompliance is remedied or its effects are compensated.

The detail of capital determined in accordance with the issuance clauses prevailing and the preferred dividends accumulated, unpaid but not yet due as of March 31, 2003 as established in the issuance clauses and current law, is as follows:

	Capital stock (1)			Amounts stated in millions of Argentine pesos
Class of Preferred Stock	Face value in millions of Argentine pesos		Redemption value in millions of Argentine pesos(2)	Accumulated unpaid dividends as of December 31, 2002(3)	Thirteenth preferred dividend period(4)	Total accumulated unpaid but not due preferred dividends
“A”	2		5	—	—	—
“B”	13		34	4	1	5

	14	(5)	39	4	1	5

(1)	See Note 6.
(2)	See b) in this Note.
(3)	It is related to the preferred dividends accrued during the twelve-month periods ended December 31, 2002 and 2001, which are unpaid as of March 31, 2003, plus the adjustment for the benchmark stabilization coefficient as of March 31, 2003.
(4)	Preferred dividends accrued during the three-month period ended March 31, 2003 for Class A and B preferred stock, as stated in the issuance conditions and considering the effects of Decree No. 214/02 and related laws, amounted to approximately 34,000 and 584,000, respectively.
(5)	The table may not sum due to rounding in millions. See Note 6.

As of March 31, 2003 preferred stock adjusted for inflation as stated in Note 2.2. amounts to 58 million, while preferred capital stock determined in accordance with the issuance clauses and the legal framework mentioned above amounts to 39 million. The Company believes that the difference of 19 million in the value of preferred stock represents a redistribution of the total value of the Company’s capital stock between its common and preferred shareholders. The difference as of March 31, 2003 is comprised of an initial balance as of December 31, 2002 of 19 million negative amount (in constant pesos of March 31, 2003) and an increase of 0.7 million (in constant pesos of March 31, 2003) (which is not disclosed in the statement of changes in shareholders’ equity due to the rounding into million effect), corresponding to the evolution of the net balance of the preferred stock, generated by the effect of Decree No. 214/02 and related laws.

The issuance provisions of the Company’s preferred A and B shares provide that, should there be no liquid realized profits or free reserves, the Company will not partially amortize preferred capital or pay the respective preferred dividends. Should there be preferred un-amortized past due capital, the issuance provisions of preferred A and B stock provide that preferred stockholders would be entitled to one vote per share. Based on the situations described in Notes 7.d) and 20. and according to the above-mentioned provisions, the Company did not amortize preferred stock or pay preferred dividends corresponding to the eleventh and twelfth period. For the above reasons this situation is not to be considered default.

According to item 5.a of the preferred shares issuance conditions, the holders of Class A shares of Preferred Stock are entitled to one vote per share as from April 30, 2003, since the tenth dividend payment date for such kind of shares has taken place, and there is preferred capital unredeemed as of such date.

6.    CAPITAL STOCK

Below is the Company’s capital status as of March 31, 2003:

Subscribed, paid in, issued and registered with the Public Registry of Commerce (historical values)
Common shares, series “A” (Face value $0.10, one vote per share)	441,492,779.70
Common shares, series “B” (Face value $0.10, one vote per share)	89,147,519.90

Subtotal	530,640,299.60

Class “A” Preferred Shares (Face value $0.10 each) (1)	1,731,840.00
Class “B” Preferred Shares (Face value $0.10 each) (1)	12,767,040.00

Subtotal	14,498,880.00

Total	545,139,179.60

(1)	See Note 5.b)

7.    LIST OF CONDITIONS AND THE TRANSFER CONTRACT—EXCLUSIVITY OF THE LICENSE—OTHER RESTRICTIONS

a)	The license which the controlled company holds for providing the telecommunications service may be revoked upon the fail in complying certain obligations. The List of Conditions and the Transfer Contract set forth the principal obligations of the Company and Telefónica under the List of Conditions and the Transfer Contract, of which the following still in force:

1.	The assets contributed to Telefónica used in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way without the authorization of the SC.

2.	THA and Telefónica International Holding B.V. (“TIHBV”), as members of the Consortium which was awarded the shares of the controlled company, may under no circumstances reduce their investment in the Company to percentages below twenty and ten percent (20% and 10%), respectively, of the common shares with voting rights, without the prior authorization from the Regulatory Authority.

3.	The Company may not reduce its investment, as a whole, below fifty-one percent (51%) of Telefónica’s total capital with voting rights with class A shares, without prior authorization by the Regulatory Authority.

4.	Telefónica has to maintain all or a substantial part of the provision of the telephone service and Telefónica’s main business and principal place of business in Argentina may not be changed.

5.	Telefónica has to meet certain objectives related to the services provided. The most important of these objectives are efficiency and services quality. In addition, suppliers of data and value added services are to be given equal access to telephone lines.

In addition, Decree No. 264/98 sets forth both optional and mandatory operating conditions with respect to the provision of basic telephone services. Such mandatory conditions, include mainly to permit other providers to interconnect to the Company’s network (including voice and data transmission services), and the installation of a minimum number of new lines.

In the opinion of the Company’s management, the Company and Telefónica have met all of the above-mentioned obligations.

b)	Although the effectiveness of Decree No. 264/98 (mentioned in Note 1.) was subject to the conclusion of certain legal proceedings, the Argentine Government has implemented Decree No. 264/98, and Telefónica believes that it is unlikely that the outcome of those proceedings would significantly slow the trend toward increasing competition.

Decree No. 264/98 issued by the National Executive Power, established subject to the results of the above-mentioned legal proceedings, a period of transition to competition in the telecommunications industry, during which all of Telefónica’s rights and obligations related to the exclusivity of the license not otherwise modified, should remain in effect. Decree No. 264/98 established a timetable for the liberalization, subject to issuance of related regulations, first liberalizing the area of public telephones followed by liberalization of the rural telephone market, the liberalization of the market for basic telephone services with the addition of up to two new licenses (two new operators) to provide such services at the end of the period of exclusivity and concluding with the total liberalization of local, domestic and international long-distance services on November 8, 2000. In this context, the SC issued Resolution No. 1,686/99, which provided that the transition period to competition in telecommunications ended on October 10, 1999.

On March 31, 1999, Telefónica signed a license agreement with the SC for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. Telefónica’s obligations under the license, mainly related to service quality and coverage of the areas to be serviced.

Also, on June 9, 2000, the National Executive Power issued Decree No. 465/00, which provides for the total deregulation of the telecommunications market as from November 9, 2000. On September 3, 2000, the National Executive Power issued Decree No. 764/2000 which, in the context of such deregulation approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum.

These rules constitute the current regulatory framework applicable to Telefónica. The above-mentioned rules provide, among other issues, the requirements to obtain the licenses to render telecommunications service, the conditions to establish rates and the providers’ obligations, the technical and economic aspects for interconnection to the networks of different providers, the programs, administration and economic issues of the Universal Service, as well as the principles that will govern the management and control of the radioelectric spectrum. On September 19, 2000, Telefónica filed a reconsideration petition against certain issues of Decree No. 764/2000. The Court has not as yet ruled on this issue.

Telefónica’s short-term strategy has been to continuously adapt its business strategy to address the challenges and risks presented by the Argentine economic crisis. Therefore, the short-term strategy focuses on the renegotiation of tariffs, cost controls and efficiency improvements, capital expenditures controls, improvements in working capital and management of cash and liquidity.

Telefónica’s current long-term business strategy is to maintain and enhance its position in Argentina’s competitive telecommunications market. The implementation of this strategy involves the introduction of service offerings in new geographic areas, improving and expanding services Telefónica currently serve in the markets and its continuous development as a provider of telecommunications services for corporate and residential customers.

In the long term, Telefónica intends to continue to solidify its position as the leading provider at integrated business solutions in Argentina by providing a full range of services including voice, value added services, broad band (“ADSL”), dial-up Internet access, sales of telephone equipment and other high-technology products for corporate users through different marketing channels. Telefónica also intends to continue to invest substantial resources and efforts into training and personnel development and incentive programs to reduce costs and improve efficiency.

Telefónica considers that the implementation of these short and long-term business strategies will continue having a positive impact on the competitiveness of telecommunications activities reducing the adverse effects of growing competition and Argentina’s economic and political situation.

During 2002, additional factors have had material effects on Telefónica´s operations, results and financial condition. Such factors arise from the Argentine economic crisis and the effect of the current regulatory framework on Telefónica´s ability to respond to the above mentioned effects. (see Notes 8. and 12.).

c)	Legal reserve: in accordance with Argentine legal requirements currently in force, 5% of the year’s realized income must be appropriated to legal reserve until reaching 20% of adjusted capital stock.

d)	Dividends: as far as the restrictions related to the dividends of preferred shareholders are concerned, see Note 5.

As of March 31, 2003, the Company has retained losses of 2,212 million and a reserve for future dividends of 838 million (in constant pesos of March 31, 2003). Consequently, the dividend distribution is restricted. See Note 20.

8.    FINANCIAL DEBT

8.1.    Financing

The Company has funded its working capital requirements, interest payments and amortization of debt out of dividends from Telefónica, external financing from financial institutions, from capital markets, additional issuances of equity securities, and loans from related companies. Telefónica has followed a financing policy that has combined the use of internally generated funds with the use of third-parties’ and majority shareholder’s financing.

As of March 31, 2003, consolidated current assets in foreign currency are lower than consolidated current liabilities in foreign currency in the amount of US$961 million (equivalent to 2,865 million).

The Company and Telefónica have prepared their financing projections and plans expecting to cover future fund needs to continue Telefónica’s investment plan and repay short and long-term debt mainly with funds generated by the operations plus bank loans and access to capital markets. Alternatively, they would seek for long-term refinancing of their payables.

However, owing to the macroeconomic situation described in Note 21., as of the date of issuance of these financial statements, third parties’ credit lines are not available in amounts sufficient to enable the Company and Telefónica, together with internally generated funds, to meet current debt obligations. Furthermore, it is not possible to determine whether this situation will improve in the short term.

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions, most of which have been eliminated as of the date of issuance of these financial statements (See Note 21.).

THA, a shareholder of the Company, is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit, and has expressed its commitment to use its best efforts to provide financing directly or indirectly, subject to THA’s own fund availability, which depends on the evolution of the issues affecting THA’s own financial situation.

On the other hand, TESA (TISA’s parent company) has advised the Company and Telefónica that, as of the date of issuance of these financial statements, it was still evaluating the Argentine macroeconomic context and analyzing financing alternatives for such companies, including the possibility of refinancing over the long-term its current loans to such companies and, if necessary, providing additional financing.

Consequently, the Company’s and Telefónica’s ability to settle their payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by its direct or indirect controlling companies.

Should no financing alternatives be available for the Company and Telefónica or should the Company and Telefónica not succeed in obtaining refinancing, such companies would not have sufficient funds available to meet their current liabilities (including those disclosed as current on the consolidated balance sheet as of March 31, 2003 and those liabilities that would turn into current payables if creditors claimed a default) payable to local and foreign creditors.

Although the Company and Telefónica will continue to make their best effort to obtain such financing, which up to date have had favorable results through obtaining waivers from creditors, the exchange for long-term debt (see Note 8.3.1.) and short-term refinancing, as of the date of issuance of these financial statements, it is not possible to assure what the result of such negotiations will be and, consequently, the Company and Telefónica will be able to settle their current liabilities in the normal course of business and maintain their normal operations.

8.2.    The Company

8.2.1.    Call option involving Telefónica Class B shares

On March 6, 1998 the Company had granted ML a call option on 40.2 million Telefónica Class B shares to be exercised on May 28, 2003, for an approximate value of US$6.2 per share adjusted for the dividend distributions made by Telefónica through that date. On June 30, 2000, the Company and ML amended certain conditions of this agreement, whereby ML has the right to require from Cointel, on May 28, 2003, the delivery of capital stock of TESA instead of Telefónica shares, modifying the strike price of the call option for such TESA’s shares, in proportion to the price offered for Telefónica shares in the TESA Tender Offer described in Note 4. If, on May 28, 2003, the market price of TESA ADRs is higher than US$102.79 (the exercise price), ML may acquire from the Company 2.23 million TESA ADRs at the exercise price. The call option market value as of March 31, 2003 is zero.

8.2.2.    Negotiable obligations

The Regular and Special Shareholders’ Meeting held on March 31, 1997, approved the creation of a Global Program for the issuance of Negotiable obligations (the “Program”). Such Negotiable obligations are nonconvertible into shares, for a maximum outstanding amount during the term of the Program of US$800 million or its equivalent amount in other currencies, unsecured, to be issued in different classes and/or successive series, which could be accumulative or not; such bonds are to allow for early redemption in cash or in kind, in the latter case with securities of other companies. In addition, the above-mentioned Shareholders’ Meeting delegated broad powers to the Board of Directors to determine the timing, features and other terms and conditions of the issuance.

Under the Program, the Company’s Board of Directors decided the issuance of two series of Negotiable obligations: “A” Series for US$225 million and “B” Series for 175 million; the maturity date is August 1, 2004, for both series. On July 3, 1997 the CNV approved the issuance. On July 24, 1997, the Company placed all of the issuance on the market. The net proceeds of this transaction which totaled approximately US$395 million were used to refinance bank debts maturing from January through September 1998.

The main terms and conditions of this issuance of Negotiable obligations are:

a)	Face value: US$1 and $1 for the “A” and “B” Series, respectively, bearer and registered, ordinary, nonconvertible into shares.

b)	The total amortization of the Negotiable obligations is to take place in one single installment payable at seven years for both series. Such amortization, as well as accrued interest, is to be paid in US dollars in the case of the “A” Series, and in US dollars or Argentine pesos in the case of the “B” Series (at the discretion of the obligee). The Company may redeem such obligations for fiscal reasons, at 100% of their face value plus interest accrued through the redemption date.

c)	The securities accrue an annual interest of 8.85% and 10.375% on “A” Series and “B” Series, respectively, payable half-yearly in arrears with due dates on February 1 and on August 1 of each year and beginning on February 1, 1998.

d)	This issuance does not constitute either a secured or a subordinated debt of the Company, ranking pari-passu—with no preferences—in respect of the Company’s current and future unsecured and unsubordinated debts.

The prospectus for this issuance gives a detailed description of its terms and conditions. The main stipulations concern: a) a commitment of the Company not to encumber or grant real property rights, with certain exceptions, on its assets or present and future revenues unless the Company complies with certain requirements, b) conditions for the early redemption of the issuance, and c) causes of default that would allow obligees to consider such bonds as immediately due and payable, such causes being, among others, nonpayment of the Negotiable obligations, defaults in the payment of indebtedness of the Company or any material subsidiary aggregating US$20 million or more (see Note 10.2.), the sale of all or a significant proportion of the Company’s assets, the loss of control over Telefónica’s corporate decisions and noncompliance with certain financial ratios.

The meetings of the Holders of the Company’s Negotiable obligations were held on December 28, 2000. Those meetings approved certain amendments to the terms and conditions of issuance of those negotiable obligations which allowed TESA’s reorganization described in Note 4. The Company paid bondholders that approved the reorganization an “authorization fee” equal to 0.75% of the amount of the principal for those bondholders who voted in favor, in the aggregate amount of 4.8 million plus 2.8 million (in constant pesos of March 31, 2003) corresponding to fees and other related expenses. Additionally, the Company obtained approvals from certain creditors that permitted TESA’s reorganization.

8.3.    Telefónica

8.3.1.    Negotiable obligations

As of March 31, 2003, there are three Negotiable obligations issues outstanding:

Month and year of issuance	Face value (in million)			Term in years	Maturity month/year	Rate per annum %	Use of proceeds
11/94	US$	300		10	11/2004	11.875	(b	)
05/98	US$	400	(a)	10	05/2008	9.125	(b	)
06/02	US$	71		4	07/2006	9.875	(c	)

(a)	In August 1998, Telefónica bought and cancelled in advance US$31.5 million of the first class under the global program. Accordingly, the amount of principal owed as of March 31, 2003, for such issuance is US$368.5 million.

(b)	Financing of capital expenditures in Argentina.
(c)	Refinancing of liabilities.

The prospectuses related to the issuance of these Negotiable obligations describe the issuance conditions in detail. The main stipulations concern: a) commitment of Telefónica not to mortgage or charge, except certain permitted charges, its present or future assets or revenues, unless Telefónica’s commitments under the Negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default in which event the bondholders could declare the lapse of all due dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$20 million, attachments which in the aggregate exceed US$10 million, among others.

Telefónica has a global program in effect to issue Negotiable obligations for a total of up to US$1,500 million, pesos or any currency or currencies, securities at par, and repayable in 31 days to 30 years. The covenants and commitments are the usual ones for this kind of transaction. The issuances of Negotiable obligations of May 1998 and June 2002 have been issued under that program. Telefónica obtained an authorization to make public offering of Negotiable obligations under such global program from the CNV and from the Luxembourg Stock Exchange.

—	Exchange of negotiable obligations

On May 20, 2002 Telefónica’s Board of Directors decided to launch an offer to exchange the full amount of the issue made in July 1999 for a principal amount of US$100 million due July 1, 2002, hereinafter the “2002 Notes”.

This exchange offer began on May 28, 2002, and for each US$1,000 in principal in circulation of the 2002 Notes, Telefónica offered to exchange:

•	a principal amount of US$850 for new notes to be issued at 9.875%, due July 1, 2006, hereinafter the “2006 Notes”, plus

•	US$100 in cash for all 2002 Notes included in valid tenders until June 21, 2002, plus

•	US$50 in cash for all 2002 Notes in valid tenders made until June 13, 2002 (a date subsequently extended to June 18, 2002) as Early Tender Fee.

Holders making valid tenders of their 2002 Notes amounted to 83.971% of the total value of the issue. As a result, Telefónica issued 2006 Notes for a total amount of US$71,375,350 and paid US$12.6 million in cash (of which US$4.1 million corresponded to the Early Tender Fee). Subsequently, on maturity of the 2002 Notes, Telefónica proceeded to redeem the notes that were not exchanged by means of a payment of US$16.03 million.

The 2006 Notes accrue interest as from July 1, 2002 at an annual rate of 9.875% payable six-monthly on January 1 and July 1. The first interest payment date was January 1, 2003. The 2006 Notes include a mandatory redemption right that can be exercised by the holders after July 1, 2004 if by July 1, 2004 the total outstanding principal amount corresponding to the issue made by Telefónica in November 1994 (hereafter the 2004 Notes) plus any refinancing of such notes due prior to July 1, 2006, were to exceed 30% of the total initial principal amount of the 2004 Notes.

Furthermore, on June 21, 2002 a Meeting of Holders of 2008 Notes issued by Telefónica was held at which approval was given for the waiver of the right to demand accelerated maturity of the notes in the event of failure to pay any other class of notes issued under the same program, through an amendment to Section 11 of the program issue terms and conditions. In consideration for this waiver Telefónica made a cash payment of US$1 million.

8.3.2.    Long-term bank financing

Telefónica has borrowed funds from major financial institutions in an amount equivalent to 333 million as of March 31, 2003. These funds have been borrowed under terms and conditions customary in this kind of transaction, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Additionally, Telefónica uses other long-term bank credit lines to finance imports from different commercial banks.

8.3.3.    Other financing—Related Parties

As of March 31, 2003, Telefónica and Telinver owed approximately 2,589 million (about US$869 million) to related parties, which matures through June 2003. These loans accrued interests at one-month LIBOR plus 8% per annum, payable monthly. These agreements established the usual commitments for these kinds of transactions, as well as clauses that establish that the creditor may accelerate the terms of Telefónica’s payables (“events of anticipated maturity”) if there are changes in Telefónica’s equity, economic and financial situation that due to their adverse nature may affect Telefónica’s capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of Telefónica to repay its debts.

The creditor has advised Telefónica that until September 20, 2003, (beyond the due date of such debt): (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of anticipated maturity; and (ii) the creditor shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements.

The loan agreements currently in effect additionally contain acceleration clauses that would be triggered in the event of certain court or out-of-court procedures being initiated in connection with claims exceeding a certain percentage of the shareholders’ equity of Telefónica or one of its significant subsidiaries in accordance with the definition stipulated in such loan agreements. Telefónica has obtained a waiver in respect of procedures of this nature that were pending against Telefónica as of May 9, 2003, subject to a condition that no other debt be accelerated on similar grounds.

As of the date of these financial statements, the Company and Telefónica have met all obligations arising from the issuance of the above-mentioned debt instruments.

9.    REGISTRABLE ASSETS OF TELEFONICA

On October 27, 1994, “ENTel in liquidation” issued Resolution No. 96/94 whereby it undertakes to perform all necessary acts to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefónica 60 days before the date that may be defined as the expiration of ENTel’s commitment. This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the above mentioned period. As of March 31, 2003 these assets have a net book value of about 632 million (restated as described in Note 2.2.), of which approximately 552 million (restated as described in Note 2.2.) have been registered in Telefónica’s name. In Telefónica’s opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, in Telefónica’s Management opinion, the final outcome of this matter will not have a significant impact on Telefónica’s results of operations and/or its financial position.

10.    ACCOUNTS AND TRANSACTIONS WITH AFFILIATES AND RELATED COMPANIES

10.1.    Affiliates (amounts expressed in millions of Argentine pesos)

10.1.1.    Telinver

As of March 31, 2003, current liabilities in foreign currency of Telinver exceed current assets in foreign currency by approximately US$36 million and, in addition, total liabilities exceed total assets, so there is a negative shareholders’ equity of 38 million as of March 31, 2003 and consequently Telinver falls under the conditions for mandatory dissolution caused by loss of company’s capital stock due to accumulated losses set forth in clause 5 of Section 94 of the LSC. However, Decree 1269/02 dated July 16, 2002 has suspended the enforcement of clause 5 of section 94 and section 206 of the LSC until December 10, 2003.

Telefónica is evaluating Telinver’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit, including the possibility to grant direct financing to cover short-term cash requirements and, if applicable, grant additional financing. However, if the current difficulties to obtain refinancing or additional loans for Telinver continue, Telefónica plans, and has so agreed with Telinver, to use its best efforts to provide such financing directly subject to Telefónica’s own fund availability, which depends on the evolution of the issues affecting Telefónica’s financial situation and cash flows described in Notes 8.1. and 12.

10.1.2.    ECL

As of March 31, 2003, Telefónica holds together with Alto Palermo S.A. (“APSA”) a 50% interest in ECL for the development of an e-commerce shopping center. Thus, Telefónica, as successor of the rights and obligations assumed by Telinver with respect to this business, was bound to make, together with APSA, irrevocable contributions for the amount of US$10 million, which were made effective in equal parts on April 30, 2001.

Additionally, the parties undertook to make a capital contribution for the development of new business lines for a maximum of 12 million, 75% of which is to be contributed by Telefónica.

10.2.    Section 33—Law No. 19,550 companies and related companies

Section 33—Law No. 19,550 companies

As of March 31, 2003, there are eleven outstanding loan agreements executed between TISA (as lender) and Cointel (as borrower) as set forth in the table included below. These loans accrued interest at six-month LIBOR plus a differential between 8% and 9%, payable semiannually. The principal (except for what is described in reference (a) of the above-mentioned table) had a semiannual repayment term, renewable automatically unless TISA notifies in writing its intention not to extend the contract at least three business days before expiration date.

During the fiscal year ended September 30, 2002, the Company and TISA executed an amendment to certain loan agreements whereby they agreed that TISA could determine, prior written notice, the conversion into principal of accrued interests as of each due date. During the three-month period ended March 31, 2003, interests converted into principal under the above-mentioned loans amounted to US$3 million.

The detail of the loans is as follows:

Original agreement date	Last renewal date as of March 31, 2003	Maturity date	Principal as of March 31, 2003 (in millions of US$)
06-07-01	03-10-03	09-10-03	40.0
07-26-01	10-30-02	04-30-03 (b)	10.8
07-27-01	10-30-02	04-30-03 (b)	9.9
09-13-01	03-18-03	09-18-03	4.8
03-29-02	10-21-02	04-21-03 (b)	11.0
07-29-02	01-29-03	07-29-03	0.3
07-30-02	01-30-03	07-30-03	2.6
07-24-02	01-24-03	07-24-03	10.6
05-09-02	10-30-02	(a)	15.2(a)
01-30-03	N/A	07-30-03	0.9
01-30-03	N/A	07-30-03	13.6

(a)	Amortization of this loan is in equal annual consecutive installments until April 30, 2007, except for the first one, which matured on April 30, 2003 (on such date it was refinanced together with second installment, setting October 30, 2003 as its maturity date). As of March 31, 2003, the Company has classified such loan as current, taking into account the maturity date of the waiver mentioned below in this note.
(b)	These loans were renewed as they became due and accrued interests as of such date were converted into principal accordingly to the clauses of the above-described contracts.

As of March 31, 2003, the book value of the above-mentioned loans amounts to US$123 million (equivalent to 366 million as of March 31, 2003) of which US$120 million corresponds to the principal amount and approximately US$3 million to interests.

In obtaining the above-mentioned loans, the Company has undertaken certain commitments, mainly involving restrictions on the sale of assets and on the encumbrance of certain assets, on the Company or any of its affiliates becoming a party to mergers or acquisitions, with certain exceptions. In addition, the loans shall forthwith become due and payable upon the Company defaulting on any of the obligations undertaken under the loan agreement, changes in the Company’s controlling shareholders, the Company or its affiliates defaulting on their obligations in excess of euro 20 million, changes in the Company’s main business activity and should the Company or any its affiliates lose the government licenses obtained and should the Company’s financial and economic position be altered in such a way that, based on the adverse nature thereof, could affect the Company’s ability to meet the terms and conditions assumed on such agreement, and should there be any restrictions affecting its ability to settle the payables to TISA. TISA has advised the Company that until September 20, 2003: (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered as an event of default as defined under the loan agreement; (ii) TISA shall not consider that, as of such date, loans have become immediately due and payable due to the restrictions affecting the Company’s ability to settle the payables to TISA in connection with the loan agreements and (iii) shall not consider that debts have become due and payable for the Company’s failure to meet certain financial ratios established in most of the contracts. Regarding the maximum term provided by the abovementioned waiver, as of March 31, 2003, the Company has classified as current liabilities, maturing in September 2003, a loan of US$9 million (equivalent to 27 million at the exchange rate in effect at March 31, 2003), whose original maturity date was noncurrent. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of the Company or material subsidiary in accordance with the definition stipulated in such loan agreements. As of the date of issuance of these financial statements, the Company obtained a waiver in connection with those proceedings existing as of that date, subject to a condition that no other debt be accelerated on similar grounds, covering at least the current terms of those loans.

During the three-month period ended March 31, 2003 and 2002, the Company accrued interest related to loan agreements with companies relating to Section 33 of the LSC for an amount of 9 million and 2 million (in constant pesos of March 31, 2003), respectively.

During the three-month period ended March 31, 2003 and 2002, the Company received administrative services from Telefónica for approximately 28,000 pesos and 40,000 pesos (in constant pesos of March 31, 2003), respectively.

Additionally, as of December 31, 2002, the Company maintained with Telefónica a loan for approximately 3 million.

10.2.1.    Agreement signed by the Company’s Shareholders

On April 11, 2000 certain affiliates of Hicks, Muse, Tate & Furst, Incorporated (“Hicks Muse”), including República Holdings, Ltd. and a Citibank N.A. affiliate (“CEI affiliates”) and TESA entered into a Stock Exchange Agreement (the “Contract”), in relation with certain transactions whereby, after certain conditions were met, as of December 15, 2000, CEI (now THA) original shareholders transferred to TESA, shares representing 80.9% of the capital stock and 84.7% of the votes of THA, in exchange for TESA common shares issued. On June 29, 2001, TESA notified THA that the former had transferred on May 8, 2001 all its shares in the latter to its subsidiary TISA. Additionally, as of December 31, 2001, as a result of THA’ s capital stock reduction, TESA indirect equity interest in THA, increased from 80.9% to 99.99%.

10.2.2.    Commitments related to TCP

In July 1999, Telefónica supplied to the Argentine Government with performance guarantees to ensure TCP’s service coverage in Argentina under its PCS licenses in the amounts of US$22.5 million and 45 million (jointly with Telecom Argentina Stet France Telecom S.A. (“Telecom”)). As informed by TCP, the duties arising from its PCS licenses have been complied with. As of the date of issuance of these financial statements, the CNC has not completed the technical audit related to the performance guarantees mentioned above. The outstanding performance guarantees denominated in foreign currency have been converted into pesos.

10.2.3.    Telefónica’s consolidated outstanding balances and transactions with related companies (amounts stated in millions of constant Argentine pesos of March 31, 2003)

In 1997, some of the common shareholders of the Company executed an agreement to regulate certain corporate decisions of Telefónica such as the dividend policy and preferential rights held by some of them (members of the consortium, as defined in the Transfer Contract, and its affiliates) to provide goods and services under terms equal or more favorable than those offered by third parties. Telefónica made certain transactions with the Company’s shareholders and companies related thereto, including the services rendered by the operator, TESA, and those rendered by other third parties related to the Company’s shareholders.

Furthermore, Telefónica has signed a Management Agreement with the operator TESA. Under this Agreement, the full management of Telefónica is entrusted to the operator. Such agreement was automatically extended until April 2003 at TESA’s option, and may be extended again through 2008, at its option. The management fee amounts to 9% of the “gross margin”, as defined in the agreement, and in the case that its term is extended, the amount would range from 1.5% to 5% of the gross margin until 2008. The operator has advised Telefónica of its intention to renew the agreement, with fees to be negotiated within the above indicated range. On April 30, 2003, Telefónica and TESA entered into another agreement to supplement the Management Agreement in force between them. Pursuant to this supplementary agreement, Telefónica and TESA have agreed as follows: (i) as from May 1, 2003 through June 30, 2003, the parties will continue renegotiating the management fees to be paid by Telefónica to TESA, in the latter’s position as operator responsible for the comprehensive management of Telefónica’s activities, and (ii) that during the extension of the established renegotiation term, payment of the management fee will be temporarily suspended, as the fee to be agreed upon between the parties would be applied retroactively as from May 1, 2003.

During the three-month periods ended March 31, 2003 and 2002, the following transactions were made with the controlling shareholder of Telefónica and companies related to the parent (in millions of Argentine pesos):

	March 31,
	2003	2002
Management Fee:
TESA	31	48

Net revenues from goods and services provided:
TCP	29	45
TDA	8	14
Atento	(2)	(5)
Telefónica Ingeniería de Seguridad S.A.	(1)	—
Telefónica Data USA	(1)	—
Emergia Argentina S.A.	1	3
C.P.T. Telefónica Perú	—	(2)

Total	34	55

Net financial charges
TISA	64	59
TCP	—	1

Total	64	60

Telefónica’s consolidated balances with the operator and other of the Company’s shareholders and other related companies as of March 31, 2003 and December 31, 2002 are (in millions of Argentine pesos):

	March 31, 2003	December 31, 2002
ASSETS
Trade receivables and other receivables
TDA	29	27
Cointel	—	3
CTC Mundo	8	6
TCP	7	4
Emergia Argentina S.A.	6	5
Adquira	—	1
T-Gestiona	4	5
TYSSA	1	1
Katalyx	1	—
Atento	6	4
Atco	1	1

Total Trade receivables and other receivables	63	57

TOTAL ASSETS	63	57

	March 31, 2003	December 31, 2002
LIABILITIES
Trade Payables
TESA (Management Fee)	81	74
Telefónica de España S.A. (Suc. Argentina)	2	2
Emergia Argentina S.A.	72	70
Telefónica Procesos y Tecnología de la Información	13	27
Emergia Uruguay	9	11
Telefónica Servicios Audiovisuales	1	1
Telefónica Sistemas S.A.	1	—
TESA (other trade payables)	2	4
C.P.T. Telefónica del Perú	4	4
Telefónica Empresas S.A. de Brasil	2	—
Telefónica Investigación y desarrollo	1	1

Total Trade Payables	188	194

Bank and Financial Liabilities
TISA (1)	2,589	3,020

Total Bank and Financial Liabilities	2,589	3,020

Other payables
TESA (Top Program)	8	9
Atento S.A:	—	1

Total Other payables	8	10

TOTAL LIABILITIES	2,785	3,224

(1)	See Note 8.3.3.

11.    COMMITMENTS

11.1.    IBM—Telefónica Contract

On March 27, 2000, Telefónica’s Board of Directors approved, considering the benefits foreseen by Telefónica based on the proposals received, the outsourcing through IBM of the operation and maintenance of the infrastructure of certain Telefónica’s information systems. Telefónica, TCP, Telinver and TDA (referred to jointly herein as “the Companies”) have executed certain contracts (the “Contracts”) with IBM whereby the operation and maintenance of the information technology infrastructure is outsourced to IBM for a six and a half-year term. Also, under this agreement, the Companies transferred gradually to IBM the assets used to render the services outsourced under the Contract. In consideration for the assets transferred, IBM paid 37.5 million, and has the obligation to renew the assets transferred periodically. Telefónica transferred such assets during August 2000. The agreement included that at contract expiration, IBM shall transfer to the Companies for a fixed price, the assets at such date dedicated to providing the services. On the other hand, IBM has hired the personnel of some of the Companies that had been assigned to render the services. Over the duration of the Contract the Companies shall pay IBM decreasing monthly installments in consideration for the base line services to be received under the Contract, and other charges for the use of additional resources. The total contract’s amount, which for Telefónica and Telinver was US$219 million and the above-mentioned fixed price for the transfer of assets, have fallen within the scope of the legal provisions applicable to contracts denominated in dollars described in Note 21. The charges for the service received during the periods ended March 31, 2003 and 2002, arise from final agreements between the parties regarding the value of the services received. Pursuant to a supplementary agreement between the parties, one of the points agreed upon by Telefónica consists in paying IBM for the services rendered under the Agreement, from January through December 2003, 16.2 million (plus CVS adjustment) and US$ 12.3 million, in twelve equal monthly installments.

11.2.    Other

Telefónica signed contracts covering works to be executed in the outside and inside plant, of which approximately 64 million are pending.

12.    TARIFF SYSTEM

12.1.    Tariff agreement

Decree N° 764/00 on telecommunications deregulation establishes that providers may freely set rates and/or prices for the services rendered and for customer categories, which shall be applied on a nondiscriminatory basis. However, if there was no effective competition, the “historical” providers of such areas shall respect the maximum rates established in the General Rate Structure, which is the current situation for almost all the material services provided by Telefónica. Below the rates established in such rate structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups.

To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenues for such service in the local area of the Basic Telephony Service involved. In 2000, Telefónica filed a request to the effect that effective competition be officially acknowledged to exist in the Buenos Aires Multiple Area. As no response to its request was obtained from the SC within a reasonable term, Telefónica brought the matter before the courts. Effective competition shall be considered to exist in the provision of national or international long-distance services for the calls originated in a local area of the Basic Telephony Service, when the customers in such area are able to choose, through the dialing selection method, among more than two service providers, if each of them, offers more than one long-distance destination.

Except for areas and services where effective competition is demonstrated to exist, the rate agreements established a maximum rate per pulse denominated in US dollars. These agreements also provided for the right of Telefónica to adjust this rate for changes in the Consumer Price Index of the United States of America on April 1 and October 1 of each year. However, Law of Public Emergency and Currency Exchange System Reform No. 25,561, dated January 6, 2002, provides that, in the agreements executed by the Federal Administration under public law regulations, including public works and services, indexation clauses based on foreign countries price index or any other indexation mechanism are annulled. In this regard, it sets forth that the prices and rates resulting from such provisions shall be established in pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate. Furthermore, Section No. 9 of the above-mentioned Law authorizes the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utility services: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; and (e) the profitability of the companies.

Under the rate regulation mechanism in effect known as Price Cap, Decree No. 264/98 provided a 4% reduction (in constant dollar terms) in rates, in terms similar to the method provided by point 12.5.1. of the List of Conditions, to be applied during each year of the transition period to basic telephone service rates; and 90% of such reduction to be applied to domestic long distance services. Telintar and now Telefónica as it successor, has applied the same 4% reduction to international rates.

On November 3, 1999, the SC issued Resolution No. 2,925/99, whereby, based on the assumption of the nonexistence of effective competition as of such date, provided a 5.5% reduction in telephone basic service rates for the period November 8, 1999, through November 2000. Such reduction was applied to detailed billing, domestic and international long-distance services. Likewise, the starting time of the domestic and international long-distance reduced rate was brought forward.

In April 2000 and March 2001, Telefónica, Telecom and the SC executed rate agreements which, subject to the approval by the Economy Ministry and of Infrastructure and Housing, provided the terms under which the Price Caps would be applied:

i)	Price Cap for the year 2000/2001: the SC established that the rate reduction for the period November 2000/2001 would amount to 6.75%. The reduction would be applied through: a) discount plans that were effective as from March 2000 (commercial and government basic rates, local measured service, and the application of certain preferential rates for internet access), the non-application of charges set forth in Resolution N° 2,926/99 until November 8, 2001 and the non-application over the year of the two semiannual adjustments to the pulse value for the US Consumer Price Index; b) given that such plans were brought into effect ahead of schedule, the accumulated effects of the above-mentioned rate reductions would be applied to the computation of Price Caps for the periods beginning November 2000, 2001 and 2002 adjusted at an interest rate of 12% per year; and c) furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the tariff structure, and the additional 0.75% reduction would be applied as defined by the Licensees.

ii)	Price Cap for the year 2001/2002: the SC established that the efficiency factor for the Price Cap applicable for the period November 2001/November 2002 would amount to 5.6%. This rate reduction is to be implemented through: a) the non-application of the two adjustments to the pulse value by the US Consumer Price Index for the year, adjusting the effect as of November 8, 2001 at the 12% annual rate in order to measure it against the total expected 5.6% reduction, b) any balance resulting from the non-application of the adjustment to the value of the telephone pulse in the period 2000/2001, as well as any balance remaining in respect of a variety of items included in the 2000 price cap; c) any unapplied price cap portion remaining after the rate reductions mentioned in a) and b) above with respect to the 5.6% rate reduction, should be applied in the following manner: 70% as provided by Telefónica, 15% to the local service, and 15% to other services as required by the SC, other than monthly basic charges and the local measured service.

iii)	Price Cap for the year 2002/2003: The SC established that the efficiency factor could not exceed 5%, but it did not set its value.

Although the reductions mentioned in point i), and the early reductions referred to in point ii), are being applied by Telefónica, the related agreements have not been yet approved by the Economy Ministry and of Infrastructure and Housing. As of the issuance date of these financial statements, the effect of the discount plans implemented has not been established as compared to rate reduction percentages provided by such agreements, and the regulatory agency has not approved how to apply the rate reduction mentioned in point i).

On the other hand, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios (“Consumidores Libres”), mentioned in Note 13.c), on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the National Government, Telefónica and Telecom “to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree N° 2,585/91 until final judgment is rendered in the case”, which meant that the rates could not be adjusted by the US consumer price index.

In the opinion of Telefónica’s Management and its legal counsel, the outcome of the issues related to the price cap and the complaint filed by Consumidores Libres could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. As of March 31, 2003, these maximum rates are determined by applying to rates effective as of November 7, 2000, the discounts applied in order to implement the price caps related to November 8, 2000, and November 8, 2001, under the above-mentioned agreements.

Under the price cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above-mentioned rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system.

Based on current rate regulation mechanisms and considering Telefónica’s defense against the above-mentioned legal proceedings, in the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon Telefónica’s financial position or a significant adverse effect on its results of operations.

In connection with the agreements executed by the Federal Administration under public law regulations, including public services, Law No. 25,561 provided for: (1) the annulment of dollar or other foreign currency adjustments and indexing provisions; (2) the establishment of an exchange rate for dollar-denominated prices and rates ($1 = US$ 1); and (3) the authorization of the National Executive Power to renegotiate the conditions of the above contracts taking into account the following criteria: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; and (e) the profitability of the companies.

The National Executive Power, by means of Decree N° 293/02, dated February 12, 2002, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. The contractual renegotiation proposals were to be submitted to the National Executive Power within 120 days after the effective date of this Decree. Telefónica fulfilled the filing of the information required by the Government, which included proposals to overcome the emergency.

In the opinion of Telefónica’s management and its legal counsel, the deep changes in the Argentine economic model experienced since the beginning of 2002, including the enactment of the Economic Emergency Law, the depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the de-dollarization of rates, constitute extraordinary economic events that modified the economic and legal framework established by the Convertibility Law, which have therefore significantly changed the economic and financial equation and so justify an adjustment of the rate scheme to gear with the currently prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of conditions and the Transfer Contract, so as to ensure a regular, continued and efficient service supply.

The Transfer Contract contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Government that materially affect the original economic and financial equation contemplated in the Transfer Contract.

In accordance with the foregoing, the proposal filed by Telefónica to the Government consists in the reinstatement of the rate scheme committed under the Transfer Contract, which provides rates denominated in pesos restated by applying the monthly Consumer Price Index (“CPI”) prevailing in Argentina, or in the case of significant differences between it and the variation of the U.S. dollar, by applying a polynomial formula that considers 40% of the monthly variation in the price of the U.S. dollar and 60% of the variation of the monthly CPI in Argentina, that had been set aside by the advent of the Convertibility Law and Decree 2,585/91. In addition, based on the above, Telefónica proposed alternative approaches to achieve that objective, in particular to manage the transition from the current rates to those resulting from the application of the Transfer Contract.

Subsequently, under Decree 1839/2002 dated September 16, 2002, the National Executive Power extended for an additional term of one hundred and twenty business days since the expiration of the term set forth by Decree 293/2002, the term for the Ministry of Economy to submit to the National Executive Power the proposals for contracts renegotiation affected by the provisions of Section 8 of Law N° 25,561. Resolution No. 62/2003 dated January 31, 2003, extended for an additional term of sixty business days since the expiration set forth under Decree 1,839/2002.

In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to Telefónica’s customers the impact of the tax on checking account transactions imposed by Law No. 25,413 paid by Telefónica as from the date Resolution No. 72/03 comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Telefónica considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted regarding its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law.

According to the Emergency Decree No.120/03 issued by the National Executive Power on January 23, 2003, the government may provide for interim tariff reviews or adjustments considered necessary or advisable to ensure continuity in the availability, security and quality of services provided to users under these contracts until the conclusion of the renegotiation of public utilities agreements and licenses provided for in the Public Emergency Law.

On January 29, 2003, the Argentine Government issued Decree No. 146/03 establishing a transitional adjustment in the electric light and gas supply rates. However, such measure has been challenged in court and has been suspended by a court order. In addition to the renegotiation process mentioned in preceding paragraphs, Telefónica has also applied for a transitional adjustment in tariffs, but no decision has been made yet. Therefore, Telefónica may not assure that any transitional adjustment in tariffs shall be granted, and should the Government grant the right to introduce such adjustments, Telefónica cannot assure that the Government’s decision will not be challenged in court.

In the opinion of Telefónica’s Management and its legal counsel, in conformity with the general principles of administrative law applicable to the Transfer Contract and the List of Conditions, future tariffs are to be established at a level deemed sufficient to cover the costs of the service in order to maintain a regular, continuous and efficient supply of the telephony services as set forth in the legal framework governing the Transfer Contract. However, it cannot be assured that the Argentine Government shall adopt Telefónica’s position with respect to the effects of the current situation in connection with such Transfer Contract covenants. It is possible that this tariff regime shall not maintain the value of tariffs in U.S. Dollars or in constant pesos with respect to any prior increase or possible future increase in the general price level. If, as a result of the renegotiation, future tariffs were to evolve at a pace significantly below the levels established in the Transfer Contract, the tariff regime would have a substantial adverse effect on Telefónica’s financial position and future operating results. As of the date of issuance of these financial statements, Telefónica’s Management cannot predict the final outcome of the renegotiation required by the Public Emergency Law or the tariff regime to be effective in the future or when such outcome shall take place.

12.2.    Tariff restructuring

The tariff restructuring granted by Decree No. 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates, and a decrease in the rates for domestic long distance and international services and for Telefónica’s local and domestic long distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness.

On December 1, 1999 the SC has issued Resolution No. 4,269/99, which established the SC’s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million (which had previously been provisionally determined by the SC in 14 million). In accordance with Resolution No. 18,968/99, the SC’s Resolution No. 4,269/99 also states that the SC will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. Telefónica has filed an appeal for revision of this resolution, on the grounds that the calculation method used by the SC to determine the impact of the tariff restructuring established by Decree No. 92/97 has defects and should be challenged. As of the date of these financial statements such appeal has not been resolved.

In the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. Therefore, in the opinion of Telefónica’s Management and its legal counsel the outcome of these issues will not have a negative impact upon Telefónica’s financial position or a significant adverse effect on its results of operations.

13.    LAWSUITS AND CLAIMS

Telefónica faces various labor, commercial, tax and regulatory lawsuits and claims considered to be normal in the course of business. The outcome of each situation may not be predicted with assurance. Telefónica has booked an accrual for contingencies to cover situations estimated as probable that might generate liabilities. The amount has been estimated based on the likelihood of occurrence considering the Telefónica’s legal counsel opinion. As of March 31, 2003, the amount booked for such purpose is 174 million (see Note 22.e).

a)  Labor lawsuits attributable to ENTel

The Transfer Contract provides that ENTel and not Telefónica is liable for all amounts owing in connection with claims based upon ENTel’s contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefónica, arguing that neither the Transfer Contract nor any act of the National Executive Power can be raised as a defense to Telefónica’s joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims, Decree No. 1,803/92 was issued by the National Executive Power. It states that various articles of the Work Contract Law of Argentina (the “Articles”), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. Although the issuance of Decree No. 1,803/92 should have been seen as favorable to Telefónica, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice upheld the provisions of the law and declared the Decree inapplicable.

As of March 31, 2003, the claims filed against Telefónica including accrued interest and expenses with respect thereto totaled approximately 104 million. Telefónica has not booked an accrual for possible adverse judgments in such legal actions since (a) in the Transfer Contract, ENTel has agreed to indemnify Telefónica in respect of such claims and (b) the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized Telefónica to debit an account of the Government at Banco Nación Argentina for any amount payable by Telefónica. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above-described indemnity obligations by the issuance to Telefónica of 16-year bonds. As of March 31, 2003 Telefónica has paid approximately 6.3 million in cash for the above-mentioned claims. Telefónica initiated a claim for indemnification and reimbursement in connection with this matter. The case is being argued in court, and no ruling has yet been issued.

Court decisions have followed the precedent laid down by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph, criterion that Telefónica and its legal counsel consider that will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine Government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine Government in the List of Conditions and in the Transfer Contract, on the one hand, and on the basis of the opinion of Telefónica’s legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of Telefónica and its legal counsel the final outcome of the issue should not have a material impact on Telefónica’s results of operations or financial position.

b)  Reimbursement of Value Added Taxes (“VAT”) paid by Telintar

On April 24, 1995, Telecomunicaciones Internacionales de Argentina (“Telintar”) filed an application with the AFIP-DGI for the reimbursement of approximately 21.3 million arising from the modifications of certain prior positions originally taken by Telintar with respect to the computation of VAT credits applicable to certain transactions for the period January 1, 1993 through February 28, 1995. In addition and as a consequence of the situation mentioned above, Telintar applied for the reimbursement of approximately 5.9 million in income and asset taxes.

During the fiscal year ended September 30, 1997, the AFIP-DGI accepted Telintar’s position on the first claim and reimbursed 20.7 million of principal and 3.6 million of interest to the company. Since the AFIP-DGI has still not given its opinion on the second claim, Telefónica as a successor in TLDA’s business has not recorded any amounts relating to the latter claim mentioned in the previous paragraph. In this regard, should a decision be passed sustaining Telintar’s case, the successor companies will then agree on the criterion to be followed for distributing the resulting proceeds between them.

c)  Other

Consumidores Libres initiated a legal action against Telefónica, Telecom, Telintar and the Federal Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all standards and rate agreements issued since the Transfer Contract, Consumidores Libres’s objective being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees´ rate of return should not exceed 16% per annum on the assets as determined in point 12.3.2. of the List of Conditions approved by Decree No. 62/90. Also, other points of Telefónica’s contracting policy have been called into question.

After analyzing the claim, Telefónica’s legal counsel contested it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in Telefónica’s favor, but this resolution was revoked by the Court of Appeals that resolved that the claim must not be dismissed but must be substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, Telefónica filed an appeal to the Supreme Court of Justice against the Appeal Court’s resolution, which was denied. Telefónica subsequently filed an appeal of such denial with the Supreme Court of Justice and a decision regarding such matter is pending.

In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Federal Government, Telefónica and Telecom “to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case”, which meant that the rates could not be adjusted by the US consumer price index.

Telefónica appealed such decision before the Argentine Supreme Court of Justice rejecting the arguments stated therein. No decision on the appeal has been rendered as of the date of these financial statements.

In the opinion of Telefónica’s management and its legal counsel, it is unlikely and remote that the resolution of this issue could have a negative effect on the results of its operations or financial position.

14.    RULES GOVERNING THE PROVISION OF BASIC TELEPHONE SERVICES

As from March 1992, and in compliance with its specific functions, the CNC, formerly known as National Telecommunication Commission (“CNT), and the SC have regulated certain aspects related to the supply of basic and international telephone services as well as the procedures to be followed in filing claims, contracting services, invoicing and service quality, some of which have been appealed by Telefónica.

Under Resolution 983/2002, the CNC imposed a penalty on Telefónica consisting of a fine of 680,000 (historical pesos) for alleged breach of the General Basic Telephone Service Regulations (“GBTSR”), and further imposed several other related obligations on Telefónica, mainly related to the restitution of those services affected by stolen cables. The referred penalty was appealed by Telefónica. In the opinion of Telefónica and its legal advisors, the referred breach lacks of legal grounds for the sanction to succeed, as: a) the theft of cables is an event of force majeure that releases Telefónica from liability; b) Telefónica has reinstated more than 90% of the services affected by theft; c) there are sufficient public telephones installed and in operation in the affected areas so as to warrant effective service supply, and certain steps have been taken with the security forces so as to safeguard the integrity of the cables; d) Telefónica is reimbursing customers for non-service days and has timely answered each of the CNC’s requests for information.

In the context of the transition to competition in telecommunications, the National Executive Power and the SC have issued the following resolutions:

—	National Executive Power Decree No. 764/2000, which approved the Rules for granting of Licenses for Telecommunications Services, the Rules for Interconnection and the Rules for Management and Control of Radioelectric Spectrum, that constitute the current regulatory framework applicable to Telefónica. See Note 7.

—	Decree No. 764/2000 repealed Resolutions No. 18,971/99 and 16,200/99 and approved the Universal Service rules and regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such rules and regulations effective from January 1, 2001, establish that the deficit for the provision of these services will be financed through the payment by all telecommunications providers (including Telefónica) of 1% of total revenues for telecommunications services net of taxes, the “Universal Service Fund”. As of the date of these financial statements, the SC has not defined the mechanism through which Telefónica should recover the cost incurred for rendering these services.

—	The SC issued Resolution No. 18,927/99, establishing, once the transition to competition in telecommunications ended, the deregulation in the provision of goods, services and works required by the licensees of Basic Telephone services.

Through Resolution No. 109/00, the SC declared the Radio Spectrum Administration and Management in state of administrative emergency for a term of 120 calendar days, thus suspending: the assignment of frequencies related to certain radio bands, such as the ones assigned to “data transmission and value added services” and “high-density systems”; the acceptance and/or processing of applications requesting new frequency assignments; and any procedure related to license transferring and/or modifying the license terms and conditions. Through Resolution No. 271/00, the SC subsequently extended the term of emergency until July 24, 2000. Decree No. 764/00 dated September 5, 2000, approved new regulations concerning the radio spectrum administration and management whereas the revision of frequency assignments under Resolution No. 109/00 continues.

Pursuant to Resolution No. 75/2003 published in the Official Bulletin on February 6, 2003, the Ministry of Economy introduced amendments to the “Long Distance Dialing Carrier Selection Rules” approved by Resolution No. 613/2001 of the then Ministry of Housing and Infrastructure. Mobile and fixed operators must have the Dialing Carrier Selection system available within 120 calendar days following the publication of such resolution in the Official Bulletin. As of to date, not a single carrier has requested this service. (See Note 12.1.)

15.    PATRIOTIC BOND AND TAX CREDIT CERTIFICATES

15.1.    Patriotic Bond

In May 2001, under the scope of Decree No. 424 from the National Executive Power dated April 10, 2001, Joint Resolution 63/01 (Treasury Secretary) and 23/01 (Finance Secretary), as supplemented, Telefónica executed a Patriotic Bond subscription commitment (bond issued by the Argentine Government) for a total amount of US$30 million, which was completely paid in that month. This bond is denominated in US dollars, is made out to bearer, and is negotiable in local and foreign stock markets. It will be amortized in 5 equal and successive quarterly installments payable from May 11, 2003 through May 11, 2004. It accrues interest equivalent to the average obtained from the 30 days immediately preceding each monthly interest period (including the first day of each period) of the B.C.R.A. survey for fixed-term deposits in private banks with a term from 30 to 35 days and higher than US$1 million, plus an annual 4.95%, payable on a monthly basis past the due date. Issuance clauses allow using this security to pay Federal taxes in the event that amortization and /or interest are not paid by the related due dates. Since the federal Government has not paid off since January 2002, the related interest on such bond, Telefónica has compensated such interest against taxes payable. As of March 31, 2003 this bond has been disclosed under “Other receivables” in view of its intended use.

In addition, under Decree 1657/02, published in the Official Bulletin on September 6, 2002, the National Executive Power suspended for a period of ninety days as from that date, the rules contained in Decrees 424/01; 1615/01; 1005/01 and 1226/01 regarding the payment of national tax liabilities with public debt securities, and to suspend for the same term the transferability of the public securities referred to in those decrees.

Subsequently, under Decree 2243/02, published in the Official Bulletin on November 7, 2002, Decree 1657/02 was amended effective November 8, 2002, by introducing, inter alia, the following changes: i) the holders of tax credits corresponding to the securities under Decrees 424/01, 1005/01 and 1226/01 are conferred the right to return to the original securities, thus recovering the possibility of transferring them but losing the right to allocate them to the payment of taxes; and ii) establishing an 80 million monthly quota for the application on the payment of national fiscal liabilities of tax credits originated in the interest coupons, due or not, related to the securities under the above mentioned decrees. This quota will be allotted by the Treasury Secretary by making monthly tenders in which the holders of the abovementioned securities may file bids for cancellation of national tax liabilities. The Treasury Secretary will allot the quota among such bids that propose the largest amount of pesos until completing the referred quota. Bidding regulations were issued by the Treasury Secretary in its Resolutions No. 7, No. 13 and No 21. In addition, AFIP issued Resolutions No. 1,446 and 1,490 setting supplemental regulations to conduct the biddings.

Telefónica has valued its holding of Patriotic Bonds considering that it shall be recovered in the form of a like-amount tax credit. Even though biddings to date have been favorable, Telefónica cannot predict the exact possible effects that may derive from the bidding procedure that the government has recently implemented, and has made its estimates on the assumption that the special conditions under which the bonds were issued will be honored, thereby ensuring their recoverability (see Note 2.5).

15.2.    Tax Credit Certificates

During August 2001, under the legal framework of Decree 979/01, Telefónica signed a TCC subscription agreement for a total amount of US$15 million, which was fully paid. Under the provisions of Decrees No. 410/02 and No. 471/02, as from February 3, 2002, these certificates, originally denominated in US dollars, were converted into pesos at the $1.40 = US$1 exchange rate (increasing the amount of the subscription to 21 million), the benchmark stabilization coefficient being effective as from that date (the mentioned benchmark amounts to 40% as of March 31, 2003). Such book entry certificates accrue interest at a maximum annual nominal rate of 2% (as from February 3, 2002, under Decree N°471/02) on the original nominal value balances and may be applied at their notional value against VAT or income tax or any other substituting or replacing tax, both for payment of tax returns and for prepayments. Such tax obligations may be honored by compensating 25% of the total of such certificates upon each expiration date as from January 1, 2003, July 1, 2003, January 1, 2004 and July 1, 2004. Any TCC not totally or partially used in the manner foreseen above may be applied, after 1 year has elapsed from each of such dates, to settle other tax liabilities payable to the AFIP, whether own or third parties’. After expiration of ninety days after each of the dates mentioned above and until December 31, 2006, any unused tax credit certificate will be freely transferable, whether fully or partially. The Federal Government may redeem, fully or partially, any unused amount of the certificate after June 30, 2005, at their technical value as of the prepayment date. Otherwise, any unused balance of the tax credit certificates as of December 31, 2006, will be prepaid by the Federal Government at their technical value as of that date.

The procedure for application of tax credit certificates issued under Decree No. 979/01 was made public in the Official Bulletin and came into effect on January 23, 2003, through Resolution No. 38/2003 of the Ministry of Economy.

The tax authorities have regulated the above measure by issuing Resolution No. 1433 published in the Official Bulletin on February 4, 2003. This resolution regulates the requirements, formalities and conditions to be met to use tax credit certificates to settle tax liabilities.

In conformity with such regime, in February 2003, Telefónica settled tax liabilities by applying 25% of the total amount of tax credit certificates corresponding to the first installment due for a technical value of approximately 7 million adjusted by CER.

16.	EXECUTIVE INCENTIVE PROGRAM AND STOCK PURCHASE AND STOCK OPTION PROGRAM

On August 9, 2000, Telefónica decided to approve an incentive program (the “TOP” Program) initiated following a framework plan designed by TESA for certain TESA’s group executives, consisting of granting stock options of TESA (the indirect controlling shareholder of Telefónica) to 17 of Telefónica’s top executives who are bound to hold them for the Program term. During May 2001, each executive signed the incentive program agreement and bought a predetermined number of TESA shares at market price to assign them to the Program. The executives were granted a number of TESA stock options at a given strike price, adjusted for dilution, currently equivalent to 13.9420 euro per share, equal to ten times the number of shares purchased and assigned to the Program, plus a number of TESA stock options at another given strike price, adjusted for dilution, currently equivalent to 20.9106 euro per share, equal to ten times the number of shares purchased and assigned to the Program. The program term is three years during which the options may be exercised no more than three times. Currently, the eligible shares under the Program total 17,481 involving a total amount of 349,620 options that corresponds to a total of 11 executives of Telefónica. The total cost of the program for Telefónica is 2.4 million euro based on the market value of the options on the grant date. This amount has been deferred, and is being recognized as expenses over the term of the program, in “Salaries and social security taxes and other expenses” in Note 22.h).

Furthermore, TESA approved a program whereby all Telefónica employees who chose to participate acquired a number of TESA shares, which number was based on their annual compensation, for the equivalent of 5 euro per share. In addition, TESA granted the participants 26 stock options for every TESA share purchased at a strike price of 5 euro per option. The actual number of options eligible for exercise depends on the appreciation, if any, of the stock price of TESA over the reference value established at 20.50 euros (originally 24.50 euros). The program term is four years and participating employees may exercise the options granted on three different occasions during such four-year term.

The benefits under this program are contingent on the participants continued employment with the Telefónica group, i.e. they may not unilaterally and voluntarily terminate their employment with the group before the exercise date without losing the benefits under the program. Since the above benefits are granted by TESA directly, this program does not involve any expenses to Telefónica.

17.    BUSINESS SEGMENT INFORMATION

On the basis of the nature, production process, distribution method and differential regulations, for the purpose of the information requested by Professional Accounting Principles, the Company has identified three reportable segments: i) the holding segment that includes the Company’s stand-alone operations; ii) the segment related to Telefónica’s telecommunications activities, regulated by the SC and the CNC, and derived from the use of the network and related equipment: the supply of telecommunications services segment, which includes Telefónica de Argentina S.A.’s operations (local and long distance services) and iii) the publication of telephone directories (Yellow Pages) and call center operations segment included in Telinver’s operations.

	Holding	Basic Telephone Services	Yellow Pages	Consolidation adjustments(1)	Total
March 31, 2003
Net revenues to third parties	—	610	1	—	611
Net intersegment revenues	—	1	—	(1)	—

Total Net Revenues	—	611	1	(1)	611

Net Income	473	557	7	(564)	473
Depreciation of fixed assets and intangible assets	—	323	2	—	325
Depreciation of goodwill on investment in Telefónica	6	—	—	—	6
Investment on Fixed assets and Intangible assets	—	16	—	—	16
Total Assets	2,245	9,227	89	(1,907)	9,654
Total Liabilities	1,226	6,252	127	(3)	7,602
Investments in subsidiaries	1,904	4	—	(1,904)	4

(1)	Corresponding to elimination of intersegment balances and operations.

18.    AUDIT COMMISSION

The Company’s Board, during its December 17, 2002 meeting, created an Audit Commission integrated by two members of the Board of Directors specialized in accounting, financial and business matters. Its primary duties are to (i) advise the Board in connection with the appointment of an external auditor, the terms and conditions for its engagement, the scope of its professional mandate and, if such should be the case, its rescission or renewal; (ii) review the Company’s financial information, ensure its compliance with legal requirements and the correct application of generally accepted accounting principles; (iii) advise the Board in matters relating to the adequacy and integrity of internal control systems involved in the preparation of financial information; (iv) ensure compliance with the Public Offering Transparency Rules and Good Corporate Governance rules, and make any relevant improvement recommendations.

19.    RESTRICTED ASSETS

Pledged shares of INTELSAT

Under the agreement signed recently between Telefónica and Intelsat U.K., a company registered under the laws of England, the common shares held by Telefónica in Intelsat have been pledged as collateral for the payment of the obligations arising in relation to segment capacity utilized. Telefónica retains its voting and dividend rights on such shares as long as Telefónica does not incur any event of default.

In the opinion of Telefónica’s Management, the above mentioned restrictions will not have a significant effect on Telefónica’s operations.

20.    SHAREHOLDERS’ EQUITY

As of March 31, 2003, the Company carries accumulated losses amounting to 2,212 million. Consequently, the Company is encompassed under the conditions for mandatory capital stock reduction set forth in Section 206 of the LSC. However, Decree 1269/02 dated July 16, 2002 has suspended the enforcement of Section 206 of LSC until December 10, 2003.

The Company Management is continually analyzing its equity situation and will assess the measures that could be required in the future according to the legal framework in effect in Argentina.

21.    EFFECTS OF THE DEVALUATION OF THE ARGENTINE PESO AND OTHER CHANGES IN THE ECONOMIC CONTEXT

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the free use of funds deposited with banks and the tight restriction of transferring funds abroad, with the exception of transfers related to foreign trade and other authorized transactions. Later, the Government declared the official default on foreign debt payments. On January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the U.S. dollar) approved in March 1991. The new law empowers the National Executive Power to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

Decree No. 71/2002 of the National Executive Power established an “official” exchange system, mainly for exports, certain imports, and bank debts, and the “freely floating” exchange market for the rest of the transactions, which was regulated by the BCRA. Official exchange rate was established at $1.40 to US$1 and the exchange rate of the “free” market, as of the close of business of the first day after the exchange market (which had been suspended) reopened (January 11, 2002), was about $1.60/$1.70 to US$ 1 (bid price).

Other regulations were issued subsequently, amending some of the above mentioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

(a)	as from February 8, 2002, pursuant to Decree No. 260/02, the official exchange rate system was replaced by a single and free foreign exchange market system, through which all foreign exchange transactions are to be channeled;

(b)	the conversion into pesos of most obligations, whatever their cause or origin, to provide sums of money within the financial system stated in U.S. dollars or other foreign currency outstanding at the time of enactment of Law No. 25,561, as well as bank deposits in foreign currencies within the financial system; deposits were switched at the exchange rate of US$1 = $1.40, while obligations stated in foreign currency undertaken in Argentina until January 6, 2002, were switched at the exchange rate US$1 = $1; the deposits and debts thus converted into pesos are to be adjusted by the benchmark stabilization coefficient (“Coeficiente de Estabilización de Referencia”—CER-) (that will be published by the BCRA; such coefficient is to be applied as from February 3, 2002 (publication date of Decree No. 214/02) or the wage adjustment index (“Coeficiente de Variación de Salarios”—CVS-), depending on the nature of the obligation, plus a minimum set interest rate for deposits and a maximum rate for loans;

(c)	issuance of a bond by the Argentine Government to compensate financial institutions for the difference generated by the application of the exchange rates mentioned above;

(d)	de-dollarization of most obligations not involving the financial system originally denominated in foreign currency and governed by Argentine law, as of January 6, 2002 at a $ 1 = US$ 1 rate and subsequent adjustment through the CER in the terms described in (b), or the CVS, depending on the nature of the obligation, plus an equitable adjustment in certain cases, that is to be agreed between the parties or, as the case may be, claimed at judicial courts;

(e)

de-dollarization of public service rates, which had been originally agreed upon in U.S. dollars, at a $1=US$1 rate and subsequent renegotiation on a case-by-case basis; and authorized the National Executive Power to renegotiate the above contracts taking into account, the impact of the rates on the competitiveness of the economy and the distribution of income, service quality and investments plans, the interest of users and access to the services, the security of the comprised systems and the profitability of the companies.

(f)	following recent actions by the Argentine Central Bank seeking a gradual normalization of the local foreign exchange market, effective January 8, 2003, prior authorization from the Argentine Central Bank is no longer required to transfer funds abroad for payment to foreign beneficiaries of earnings and dividends reported as payable under approved financial statements certified by an independent auditor.

For the remittance abroad of funds required for principal payments under financial loans after May 6, 2003, the prior Central Bank authorization has been abolished. However, this requirement, before that date was required by the Central Bank until August 8, 2003. Such requirement, however, was not applicable in some cases specifically excepted.

Payments of interest on outstanding financial debt no longer require the approval of the Central Bank to be remitted abroad, as long as remittances for such purposes take place no later than 15 days before the maturity date declared;

(g)	suspension of dismissals without just cause as of June 30, 2003 and penalization, whereby the amount of the termination pay provided for in labor regulations would be double, except for employees hired on or after January 1, 2003;

(h)	suspension for two years of the law on deposits intangibility or until the time the National Executive Power considers the financial emergency to be concluded;

(i)	declaration of a state of emergency affecting production and credits by Law 25,563 to last until December 10, 2003; and

(j)	decree 1,269/02 has suspended the enforcement of clause 5 of section 94 (mandatory dissolution from loss of capital due to accumulated losses) and section 206 (mandatory capital stock reduction from losses equivalent to reserves and 50% of capital) of the Argentine Business Association Law, until December 10, 2003.

Some of these regulations, which directly and indirectly affect Telefónica’s and the Company’s business relations, have been challenged in legal actions by third parties, to which Telefónica or the Company are not party. The effects of additional measures that could be implemented by the Government or the instrumentation of the measures previously adopted, as well as the effects of possible amendments as a result of such legal actions, will be reported in the financial statements when they become known.

The Company has valued its receivables, payables, revenues, costs and expenses, using its best estimates as to the possible effect of the above discussed matters, primarily, among others, the effects of the de-dollarization of rights, receivables and liabilities into pesos.

On the other hand, and as a consequence of the changes implemented from January 2002 to March 2003, there was an increase in the Argentine consumer price index of 44.5% and an increase in the Argentine wholesale price index of 118.5% according to the information provided by INDEC (Argentine Institute of Statistics and Census).

As of May 12, 2003, the selling exchange rate for U.S. dollars on this market was 2.77 pesos. The effect of the change in this exchange rate, relative to the exchange rate used in the valuation of foreign currency assets and liabilities (see Note 22.g), on the consolidated net foreign currency liability position as of March 31, 2003, was a decrease of approximately 431 million pesos.

The effects of the governmental measures over the Company’s and Telefónica’s financial position, over the recoverability of the Company’s goodwill related to its investment in Telefónica and over Telefónica’s assets are further disclosed in Notes 2.5.e), 2.5.g), 2.5.k), 5., 8., 12., 15. and 20.

22.    OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional consolidated financial statement disclosures required under accounting principles in Argentina:

a)  Investments in shares, bonds issued in series and holdings in other companies

b)  Other investments

c)  Fixed assets

d)  Intangible assets and deferred charges

e)  Allowances and reserves

f)  Cost of services provided

g)  Assets and liabilities in foreign currency

h)  Expenses incurred

a)  INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES (stated in millions of constant Argentine pesos, restated as described in Note 2.2., except otherwise indicated)

	March 31, 2003							December 31, 2002
Denomination and features of securities	Class	Face value	Quantity		Inflation adjusted cost(2)	Value by equity method	Book value	Book value
Current(4)
BCRA Bonds	—	$ 1.0	26,000,000		—	—	26	—
BCRA Bonds(5)	—	US$1	14,500,000		—	—	43	—
US Treasury Bonds	—	US$1,000	1,500		—	—	—	5

							69	5

Noncurrent(3)
Other investments	—	—	—		—	—	12	13
Subsidiaries and affiliates ECL	Common	$ 1.0	12,000	(1)	15	4	4	5

							16	18

							85	23

(1)	In shares.
(2)	Restated in constant Argentine pesos as described in Note 2.2.
(3)	See Note 2.5.d).
(4)	See Note 2.5.a).
(5)	Corresponds to Government bonds with an adjustments clause in US Dollars.

b)  OTHER INVESTMENTS (stated in millions of constant Argentine pesos, restated as described in Note 2.2.)

	March 31, 2003	December 31, 2002
Main account and features	Book value	Book value
Current investments
Foreign currency deposits	321	347
Local currency deposits	85	1
Mutual funds	15	—

Total	421	348

c)  FIXED ASSETS (stated in millions of constant Argentine pesos, restated as described in Note 2.2.)

	Original value
Main account	Amount at beginning of year	Increase (2)	Net retirement and transfers	Amount at the end of period/year
Land	117	—	—	117
Buildings	1,738	—	1	1,739
Switching equipment	4,142	—	5	4,147
Transmission equipment	3,686	—	5	3,691
Network installation	7,537	—	—	7,537
Telephones, switchboards and booths	626	3	(3)	626
Furniture, software and office equipment	1,000	—	11	1,011
Automobiles	32	—	(6)	26
Construction in process	229	9	(21)	217
Materials(1)	103	6	(10)	99
Prepayment to vendors	11	(2)	—	9

Total 2003	19,221	16	(18)	19,219

Total 2002	19,202	37	(18)	19,221

	Depreciation					Net book value as of March 31, 2003	Net book value as of December 31, 2002
Main account	Accumulated at beginning of year	Useful life (in years)	For the period/ year	Retirement	Accumulated at the end of period/ year
Land	—	—	—	—	—	117	117
Buildings	452	50	11	—	463	1,276	1,286
Switching equipment	2,989	10	84	—	3,073	1,074	1,153
Transmission equipment	2,169	10	79	—	2,248	1,443	1,517
Network installation	3,655	15	109	—	3,764	3,773	3,882
Telephones, switchboards and booths	587	5	10	(3)	594	32	39
Furniture, software and office equipment	861	1 – 3	28	—	889	122	139
Automobiles	32	5	—	(6)	26	—	—
Construction in process	—	—	—	—	—	217	229
Materials	—	—	—	—	—	99	103
Prepayment to vendors	—	—	—	—	—	9	11

Total 2003	10,745		321	(9)	11,057	8,162

Total 2002	10,439		313	(7)	10,745		8,476

(1)	“Net retirement and transfers” includes transfers from construction in process to materials for 1 million.
(2)	In 2003, capitalized interests in construction in process amounts to 1 million. See Note 2.5.e).

d)  INTANGIBLE ASSETS AND DEFERRED CHARGES (stated in millions of constant Argentine pesos, restated as described in Note 2.2.)

	Original value
Main account	At beginning of year	Increase	At end of period/year
License to use and trademarks	50	—	50
Assignment of rights	22	—	22
No competition clause	5	—	5
Cost associated with the issuance of debt	56	—	56
Licenses (Frequencies)(1)	59	—	59

Total 2003	192	—	192

Total 2002	183	9	192

	Depreciation			Net book value as of March 31, 2003	Net book value as of December 31, 2002
Main account	At beginning of year	For the period/year	At end of period/year
License to use and trademarks	12	1	13	37	38
Assignment of rights	12	1	13	9	10
No competition clause	3	—	3	2	2
Cost associated with the issuance of debt	29	2	31	25	27
Licenses (Frequencies)(1)	49	—	49	10	10

Total 2003	105	4	109	83

Total 2002	101	4	105		87

(1)	Includes 46 million corresponding to “Goodwill” which net book value amount to zero at the end of period/year.

e)  ALLOWANCES AND RESERVES (stated in millions of constant Argentine pesos, restated as described in Note 2.2.)

	March 31, 2003					December 31, 2002
Account	Balances at beginning of year	Increase		Decrease (3)	Balances at end of the period	Balances at end of the year
Deducted from current assets:
For doubtful accounts	380	10	(1)	(53)	337	380
For impairment in value and slow turnover	7	—		—	7	7

	387	10		(53)	344	387
Deducted from noncurrent assets:
For doubtful accounts	25	2	(1)	—	27	25
For deferred tax assets (4)	2,023	—		(319)	1,704	2,023

	2,048	2		(319)	1,731	2,048
Total 2003	2,435	12	(1)	(372)	2,075

Total 2002	2,597	27	(1)	(189)		2,435

Included in current liabilities:
Contingencies	3	—		(1)	2	3

	3	—		(1)	2	3
Included in noncurrent liabilities:
Contingencies	160	13		(1)	172	160

Total 2003	163	13	(2)	(2)	174

Total 2002	130	31	(2)	2		163

(1)	Included in selling expenses in the consolidated statement of operations.
(2)	Included in “Other expenses, net” in the consolidated statement of operations.
(3)	Net of monetary gain (loss).
(4)	See Note 2.5.k).

f)  COST OF SERVICES PROVIDED (1) (stated in millions of constant Argentine pesos, restated as described in Note 2.2.)

	March 31, 2003		March 31, 2002
Inventories at beginning of year/period(2)	22	(3)	51
Purchases	4		3
Operating expenses (Note 22.h)	2		4
Holding gain	(1)		(5)

Subtotal	27		53
Inventories at end of the period	(24	)(3)	(37)

Total (Note 3.1.l)	3		16

(1)	Includes cost of telephone directories and telephone equipment.
(2)	In 2003 net of 2 million corresponding to the consumption provision of Telinver.
(3)	See Note 3.1.d).

g)  ASSETS AND LIABILITIES IN FOREIGN CURRENCY (See Note 21.)

	March 31, 2003				December 31, 2002
	Amount in foreign currency (in million)	Currency	Exchange rate	Book amount (in million of Argentine pesos)	Amount in foreign currency (in million)	Currency	Book amount (in million of Argentine pesos) (4)
ASSETS
Current assets
Cash and banks	—	US$	2.98	1	—	—	—
Investments	122	US$	2.98	364	104	US$	352
Trade receivables	17	US$	2.98	52	19	US$	63
	2	SDR	4.06	8	2	SDR	8
	—		£4.69	1	—	—	—
Other receivables(1)(3)	34	US$	2.98	99	31	US$	105
	3	EURO	3.21	10	3	EURO	11

Total current assets				535			539

Noncurrent assets
Investments	5	US$	(2)	12	5	US$	13
Other receivables(3)	6	US$	2.88	17	12	US$	41

Total noncurrent assets				29			54

Total assets				564			593

LIABILITIES
Current liabilities
Trade payables	39	US$	2.98	116	42	US$	143
	4	SDR	4.06	16	5	SDR	21
	4	EURO	3.21	13	2	EURO	9
	—	—	—	—	—		£1
Bank and other financial payables	1,075	US$	2.98	3,205	1,071	US$	3,633
	1,062		¥0.02	26	1,116		¥32
	2	EURO	3.21	7	2	EURO	8
Other payables	3	US$	2.98	9	1	US$	5
	2	EURO	3.21	8	3	EURO	9

Total current liabilities				3,400			3,861

Noncurrent liabilities
Bank and other financial payables	1,000	US$	2.98	2,981	1,009	US$	3,424
	7,260		¥0.02	181	7,779		¥223
	21	EURO	3.21	68	22	EURO	79
Other payables	17	US$	2.98	51	9	US$	32

Total noncurrent liabilities				3,281			3,758

Total liabilities				6,681			7,619

(1)	In 2003 and 2002, include 9 million and 10 million, respectively, corresponding to prepayments of fixed assets purchase.
(2)	Valued in dollars at the exchange rate at year-end, up to the limit of the equity value.
(3)	Includes the Patriotic Bond valued at the AFIP’s exchange rate effective at March 31, 2003.
(4)	Amounts stated in millions of constant Argentine pesos restated as described in Note 2.2.

US$:	US dollars
¥:	Yens
EURO:	European Currency Units
GF:	Gold Frank
SDR:	Special Drawing Rights
£:	Pounds

h)  EXPENSES INCURRED (stated in millions of constant Argentine pesos, restated as described in Note 2.2.)

	March 31, 2003							March 31, 2002
Account	Operating expenses (1)	Administrative expenses	Selling expenses	Other expenses, net	Financial (income) loss		Total	Total
					Assets	Liabilities
Salaries, social security taxes and other expenses	63	13	10	—	—	—	86	161
Fixed assets depreciation	293	25	3	—	—	—	321	349
Fees and payments for services	63	35	10	—	—	—	108	191
Directors’ and statutory audit committee’s fees	—	1	—	—	—	—	1	—
Insurance	—	4	—	—	—	—	4	3
Material consumption and other expenses	11	1	1	—	—	—	13	25
Management fee	27	4	—	—	—	—	31	48
Transportation	2	—	—	—	—	—	2	5
Taxes, charges and contributions	7	1	2	—	—	—	10	16
Rentals	10	2	1	—	—	—	13	34
Commissions	2	—	4	—	—	—	6	10
Exchange differences	—	—	—	—	76	(926)	(850)	4,365
Holding losses (gains)	—	—	—	—	—	(7)	(7)	—
Interest and financial charges	—	—	—	—	(22)	171	149	147
Tax on interest paid and on the financial cost of corporate indebtedness	—	—	—	—	—	—	—	7
Allowance for doubtful accounts	—	—	12	—	—	—	12	112
Holding losses in inventories	—	—	—	—	1	—	1	(2)
Depreciation of intangible assets and deferred charges	1	1	—	—	—	2	4	4
Employee terminations	—	—	—	13	—	—	13	8
Tax on bank debits and credits	—	5	—	—	—	3	8	17
Inflation loss (gain) on monetary accounts	—	—	—	—	3	(4)	(1)	14
Other	—	—	—	9	—	—	9	22

Total 2003	479	92	43	22	58	(761)	(67)

Total 2002	616	132	190	30	172	4,396		5,536

(1)	Includes 2 million and 4 million corresponding to cost of services provided for the three-month periods ended March 31, 2003 and 2002, respectively.

23.    CORPORATE BOOKS

On February 12, 2003, the Company complied with a subpoena issued by a federal court, related to the claim No.78,241/2002, requiring the filing with the court of its corporate books for periods after July 1999. Because the Company is not party and has not been advised of the nature of the action, in opinion of the Company’s Management the court order is connected with a procedural requirement and will not have any effect on the Company’s financial condition or results.

Operating and Financial Review and Prospects

For the Three-Month Period Ended March 31, 2003

OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

Introduction; Presentation of Financial Information

Cointel’s sole substantial activity is owning a controlling interest in Telefónica Argentina’s common stock and its sole substantial source of cash revenues is dividends paid on such stock.

Telefónica Argentina is a licensed supplier of wireline public telecommunications, basic telephone and long-distance services in Argentina. Its most significant affiliate is its wholly owned subsidiary Telinver, which publishes telephone directories in Argentina.

Recent Developments

The Argentine economy has been mired in a severe economic recession that began in the second half of 1998. Argentina’s GDP has fallen every year since then, culminating in a decrease of 10.9% in 2002. In 2002, the peso was devalued by 237.0% (having reached 290% as of June 25, 2002) and Argentina experienced a rise in the wholesale price index of 118.2%. However, during the first quarter of 2003, the Argentine economy began to stabilize. Inflation has also stabilized as the peso has strengthened versus the dollar. As of March 31, 2003 the exchange rate was Ps.2.98 per U.S. dollar compared to Ps.3.37 per U.S. dollar as of December 31, 2002. As a result of this short-term stabilization, our results of operations improved during the first quarter of 2003. Our operating results in the first quarter of 2003 continue to be negatively impacted by the freezing and pesification of Telefónica Argentina’s tariffs and the highly inflationary environment in Argentina that have led to operating losses. However, in the first quarter of 2003, our income was positively affected by the strengthening of the peso against the U.S. dollar and the stabilization of inflation. As 99.9% of our liabilities are in foreign currency, any strengthening of the peso decreases our liabilities in peso terms and gives us foreign exchange gains.

	Three-Month Period Ended March 31,
	2003	2002
Wholesale price index (% change)	0.70%	31.80%
Consumer price index (% change)	2.49%	9.68%

	Three-Month Period Ended March 31,
	2003	2002(1)
Appreciation (Devaluation) (% change)	12%	(185)%

(1)	From December 24, 2001 through January 10, 2002, Banco Nación did not publish an official exchange rate due to governmental suspension of the exchange market.

Source: INDEC, Banco Nación.

Our independent auditors noted in their audit report on our financial statements for the three-month fiscal year ended December 31, 2002, that there is substantial doubt as to our and Telefónica Argentina’s ability to continue as a going concern due to the following factors:

•	uncertainty regarding our ability to repay or refinance our short-term debt;

•	uncertainty regarding the potential adverse effect of the outcome of our pending tariff renegotiation with the Argentine government; and

•	uncertainty regarding our ability to obtain the required authorization of the Central Bank of Argentina to transfer funds abroad to pay our foreign creditors.

On May 6, 2003, the Central Bank lifted the restrictions on the transfer of funds abroad. Accordingly, the uncertainty related to such matter no longer applies.

Our financial results have been impacted by drastic political and economic changes that took place in Argentina in 2002. Because the political and economic environment is currently in flux, the following discussion may not be indicative of our current or future results of operations, liquidity or capital resources and may not contain all of the necessary information to help you understand the information contained in this discussion with results from previous or future periods. In particular, it may be difficult to discern trends from our historical financial statements or in future periods due to the following factors:

•	the volatility of the exchange rate; and

•	the reintroduction of inflation accounting and its subsequent suspension.

The situation in Argentina remains highly volatile. Although there were macroeconomic improvements in Argentina during the last quarter of 2002 and the first quarter of 2003, including slight wholesale price index deflation and increases in the value of the peso against the U.S. dollar, we continue to operate in a very difficult and volatile environment. Even though we took the measures to mitigate the effects of the changes to our business, the future for our company remains highly uncertain.

A.    Operating Results.

Statistical Data

The following table provides basic information relating to the development of Telefónica Argentina’s domestic telephone system.

	As of March 31,
	2003	2002
Lines installed	4,890,481	4,884,052
Lines in service	4,413,506	4,546,068
Lines in service per 100 inhabitants (Southern Region)	23.7	24.4
Lines in service per employee	501.1	482.7
Percentage of lines connected to digital exchanges	100%	100%
Public telephones installed	100,876	114,148

Comparison of Results of Operations for the Three-Month Periods Ended March 31, 2003 and 2002.

General Considerations

All references made below to 2003 and 2002 are to our three-month periods ended March 31, 2003 and 2002. The following discussion is based on the amounts included in our unaudited consolidated financial statements for the three-month periods ended March 31, 2003 and 2002 restated to constant pesos as of February 28, 2003 as required by Argentine GAAP.

Net Revenues

Net revenues decreased by 46.6% to Ps.611 million in 2003 from Ps.1,145 million in 2002. The decrease in net revenue was principally due to the drop of approximately 45.8% in prices measured in real terms as a consequence of the highly inflationary context in Argentina and the pesification and freezing of Telefónica Argentina tariffs.

Operating revenues presented by category of services are derived from Telefónica Argentina’s accounting records, certain reports from Telefónica Argentina’s billing systems and certain estimates made by our management. This breakdown is not included in our Consolidated Annual Financial Statements.

The following table shows operating revenues by category of services.

	Three-Month Periods Ended March 31,
	2003		2002
	(in millions of constant pesos as of February 28, 2003)
Basic telephone service
Measured service	183	30.0%	345	30.1%
Monthly basic charges(1)	158	25.9%	311	27.2%
Special services	84	13.7%	144	12.6%
Installation charges	6	1.0%	19	1.7%
Public phones	49	8.0%	87	7.6%
Access charges	40	6.5%	101	8.8%
International long-distance service	29	4.7%	34	3.0%
Telephone equipment	2	0.3%	11	1.0%
Publishing of telephone directories	—	—	16	1.4%
Other	60	9.8%	77	6.7%

Total	611	100%	1,145	100%

(1)	Includes monthly basic charges and charges for supplemental services.

Basic Telephone Service

Measured Service

Measured service includes revenues that are collected by Telefónica Argentina from local and domestic long-distance calls made by its customers to its other customers over its network. Measured service also includes revenues that are collected from local and long-distance calls made by its customers to customers of other operators that are routed over its network as well as through other operators’ networks. In the case of the latter, Telefónica Argentina bills and collects payments from its customers for the call, which Telefónica Argentina recognizes as revenues, but pays other operators for the cost of using their networks. See below “—Cost of Services Provided, Administrative Expenses and Selling Expenses” and “—Fees and Payments for Services”.

Measured service decreased by 47% to Ps.183 million in 2003 from Ps.345 million in 2002. The decrease was due principally to: (1) a decrease in rates measured in real terms by approximately 46% as a result of the pesification and freezing of the tariffs at a rate per telephone pulse of Ps.0.0469 in a highly inflationary environment, partially offset by an average decrease in commercial and low consumption discounts in 2003 compared to 2002; and (2) a decrease in the average number of billable lines (fixed charge lines) due to an approximately 4.3% net decrease in the number of local and domestic long-distance lines (which includes increases and decreases of long-distance lines as a result of the implementation of the presubscription process) which resulted in gains from and losses to competitors.

Monthly Basic Charges

Monthly basic charges, which include the monthly basic charges of measured service lines and prepaid lines, decreased by 49.2% to Ps.158 million in 2003 from Ps.311 million in 2002. The decrease was mainly due to a rate reduction in real terms of close to 46% as a result of the effect of the pesification and freezing of the tariffs in a highly inflationary environment, partially offset by a reduction in discounts granted to customers. In addition, there were increases in the number of customers who were disconnected in 2003, mainly for non-payment.

Special Services

Special services include:

•	supplementary services (for example, call waiting and call forwarding) provided through digital switches and telephones;

•	special services for companies (for example, digital links between customers and digital trunk access);

•	internet access including ADSL;

•	other services such as calling cards, toll-free calling, voice messaging and collect calling; and

•	beginning in the 2001 fiscal year, prepaid cards.

Special services decreased by 41.7% to Ps.84 million in 2003 from Ps.144 million in 2002. The changes were principally due to a drop in prices in real terms that have affected the digital trunk access, collect call charges, prepaid cards and internet access and traffic services. Rates paid by customers for most of these services were pesified as a result of the Public Emergency Law, but as they are not regulated tariffs, they were not frozen. Internet access and traffic decreased approximately 41%. Furthermore, during 2003 there was an increase of 33% in consumption from the sale of prepaid cards that did not fully compensate for the rate reduction in real terms.

Installation Charges

Revenues from installation charges, which consist primarily of fees for installation of new phone lines, decreased by 68.4% to Ps.6 million in 2003 from Ps.19 million in 2002. The change was principally due to a decrease in prices in real terms considering the pesification and freezing of the tariffs.

Public Phones

Revenues for public phones decreased by 43.7% to Ps.49 million in 2003 from Ps.87 million in 2002. The decrease was mainly due to: (1) a drop in prices in real terms; (2) a reduction of 23.4% in the number of  semi-public lines installed; and (3) a decrease by 9.4% and 25% in public telephones installed and traffic, respectively.

Access Charges

Access charges decreased by 60.4% to Ps.40 million in 2003 from Ps.101 million in 2002. This variation was mainly due to a decrease in rates in real terms as a result of inflation, the price cap and the pesification of these charges and a decrease in the consumption of interconnection services by cellular telephone and long-distance operators.

International Long-Distance Service

Our amount of operating revenues from international long-distance service depend on the volume of traffic, the rates charged to our customers, charges to the other Argentine telecommunications providers that place international calls through our international network, and the agreed rates charged among foreign telecommunications carriers and correspondents. Payments between carriers are usually made on a net settlement basis.

International long-distance service revenues decreased 14.7% to Ps.29 million in 2003 from Ps.34 million in 2002. These revenues include the gross revenues charged to Telefónica Argentina’s customers net of the cost of termination charges since we account for them on a net settlement basis. This change was mainly due to a reduction of rates in real terms of approximately 26.9%, partially offset by a decrease in discounts granted. The impact of the pesification and freezing of Telefónica Argentina’s tariffs and the devaluation of the peso raised the cost in pesos of termination charges to foreign carriers, which are in U.S. dollars and the pesification has precluded Telefónica Argentina’s from fully recovering this from its customers. Likewise, there was a reduction in incoming and outgoing traffic with other international operators of approximately 23% and 33%, respectively.

Telephone Equipment

Telephone equipment revenues decreased by 81.8% to Ps.2 million in 2003 from Ps.11 million in 2002. This change was due to a significant reduction of sales and sale prices in real terms. As a result of the ongoing recession we have de-emphasized this market segment.

Publishing of Telephone Directories/Yellow Pages

Publishing of telephone directories, which Telefónica Argentina conducts through its wholly owned subsidiary, Telinver, decreased by 100% from Ps.16 million in 2002. No telephone directories were distributed during the course of 2003 as a result of changes in the distribution schedule by changing the publishing of the directories to a subsequent quarter.

Other Revenues

Other revenues decreased to Ps.60 million in 2003 from Ps.77 million in 2002, which represents a decrease of 22.1%. This variation was mainly due to a reduction in revenues from direct lines of Ps.3 million as a result of lower rates in real terms, a decrease in sales of other telephone equipment of approximately 20% and a decrease of services to related companies of Ps.24 million.

Cost of Services Provided, Administrative and Selling Expenses

Cost of services provided, administrative and selling expenses decreased by 35.3% to Ps.615 million in 2003 from Ps.950 million in 2002. Costs of services provided, administrative and selling expenses, excluding depreciation and amortization of Ps.323 million and Ps.322 million in 2002 and 2003, respectively, amounted to Ps.292 million in 2003 and Ps.628 million in 2002, representing a decrease of 53.4%. In 2002 and 2003, we made a concerted effort to reduce our expenses in line with our reduced revenues.

The following table shows the breakdown of expenses, net of intercompany transactions.

	Three-Month Period Ended March 31, 2003		Three-Month Period Ended March 31, 2002
	(in millions of constant pesos as of February 28, 2003)
Salaries, social security taxes and other personnel expenses	86	14.0%	161	16.9%
Depreciation and amortization(1)	323	52.5%	322	33.9%
Fees and payments for services	108	17.6%	191	20.1%
Material consumption and other	13	2.1%	25	2.6%
Management fee	31	5.0%	48	5.1%
Allowance for doubtful accounts	12	2.0%	112	11.8%
Sales costs(2)	1	0.2%	12	1.3%
Other	41	6.6%	79	8.3%

Total	615	100%	950	100%

(1)	Excluding the portion corresponding to financial expenses.
(2)	Figures do not include Ps.2 million and Ps.4 million of operating in 2003 and 2002 corresponding to costs relating to publishing of directories.

Salaries, Social Security Taxes and other personnel expenses

Salaries and social security taxes decreased by 46.6% to Ps.86 million in 2003 from Ps.161 million in 2002. The variation was mainly due to a personnel reduction in Telefónica Argentina from 9,418 in 2002 to 8,808 in 2003.

The principal components of labor costs were basic wages, overtime and fringe benefits. We also incurred certain other related costs, including contributions made to the national pension plan, health plans, family allowances and additional pension contributions and life insurance premiums for employees covered by collective bargaining agreements. Most of these contributions are mandated by law.

Depreciation and Amortization

Total depreciation and amortization (excluding the portion corresponding to goodwill and financial expenses) increased slightly to Ps.323 million in 2003 from Ps.322 million in 2002. There was no material change in depreciation and amortization in real terms because of the effect of the restatement of our assets for inflation. The change was principally due to the completion of works in progress after March 31, 2002, the depreciation of which started as of such date, which was almost fully offset by the effect of assets that are no longer depreciated because they have reached the end of their useful life.

Fees and Payments for Services

Fees and payments for services decreased by 43.5% to Ps.108 million in 2003 from Ps.191 million in 2002. The variation primarily attributed to a reduction in service costs in real terms and a decrease in the use of these services due to Argentina’s economic crisis. Telefónica Argentina experienced:

•	declines in advisory and consulting expenses of Ps.5 million, services related to information systems of Ps.9 million, sales commissions of Ps.6 million and temporary personnel costs of Ps.5 million;

•	decreases in interconnection charges with other operators by Ps.26 million due to a decrease of consumption and tariffs (in real terms);

•	decreases in expenses related to the directories publishing business by Ps.2 million due to directories distribution;

•	decreases in expenses related to building renovation incurred during 2002 by Ps.1 million and other network maintenance costs by Ps.17 million;

•	decreases in advertising expenses by Ps.3 million mainly related to the completion of certain advertising campaigns carried out mainly in 2002; and

•	decreases in traveling, safety and communications expenses by Ps.4 million.

Material Consumption and Other

Material consumption and other decreased Ps.25 million to Ps.13 million in 2003. This decrease from 2002 is primarily the result of lower consumption of certain materials resulting from the decrease in business activity and a decrease in real prices.

Management Fee

The decrease in the management fee of 35.4% to Ps.31 million in 2003 from Ps.48 million in 2002 was mainly due to the decrease in real terms in operating income before amortization and depreciation (of Ps.323 million in 2003 and Ps.322 million in 2002), of Ps.319 million from Ps.518 million in 2002.

Allowance for Doubtful Accounts

The charge to the allowance for doubtful accounts decreased 89.3% to Ps.12 million in 2003 from Ps.112 million in 2002. The charge in 2003 was 2% in terms of allowance for doubtful accounts over net revenues, equivalent to a 80% decrease compared to 2002. This decrease is primarily due to our decision in 2002 to reassess the recoverability of our receivables from Argentine government agencies generated by debtors in arrears and the new recoverability plans designed by us in late 2002. This decrease was also due to different plans designed to manage overdue balances and collections.

Sales Costs

Sales costs primarily related to equipment sold decreased by 92% to Ps.1 million in 2003 from Ps.12 million in 2002. The decreased cost of sales resulted mainly from a discontinuation of computer and electronic equipment sales, which was not offset by increases in accessories or other equipment sales.

Other

The charge to income of other operating costs decreased by 48.1% to Ps.41 million in 2003 from Ps.79 million in 2002. The variation was mainly due to the decrease in costs in real terms, and particularly in: (1) taxes by Ps.6 million; (2) transportation costs by Ps.3 million; (3) commissions by Ps.4 million; and (4) leases by Ps.21 million.

Other Expenses, Net

Other expenses, net decreased to Ps.22 million in 2003 from Ps.30 million in 2002 mainly due to a decrease in charges in real terms. Most of the variation is due to a reduction in the charges for contingencies of Ps.10 million that was partially offset by a Ps.5 million increase in employee termination charges.

Depreciation of Goodwill on Investment in Telefónica Argentina

Goodwill on investment in Telefónica Argentina corresponds to the excess of the investment cost over the investment valued by the equity method as of the purchase dates related to the increase in our equity interest in Telefónica Argentina from 51.0% to 56.2% generated during the fiscal year ended September 30, 1998 as a consequence of the redemption of Telefónica Argentina’s class C shares by such company. We depreciate this goodwill over a 240-month term by the straight-line method and consequently there was no variation in 2003 as compared with 2002.

Financial Gains and Losses

Consolidated gross capitalized interest totaled Ps.1 million in 2003 and Ps.7 million in 2002. In 2003 and 2002, net financial gains and losses amounted to a gain of Ps.703 and a loss of Ps.4,568 million, respectively, representing a reduction of such charges of Ps.5,271 million. The variation was mainly due to the impact of the strengthening of the peso on the net monetary position in foreign currency, which, net of the result from the monetary gain/loss, amounted to a gain of Ps.850 million in 2003. In addition, interest charges increased by Ps.2 million, to a loss of Ps.149 million in 2003 from a loss of Ps.147 million in 2002. In the first quarter of 2003 the peso-US dollar exchange rate changed from Ps.3.37 per US dollar on December 31, 2002 to Ps.2.98 per US dollar on March 31, 2003, while during the first quarter of 2002 the exchange rate increased from Ps.1.00 to Ps.2.85 per US dollar.

Income (loss) before income tax and minority interest in subsidiaries

(Loss)/income before income tax and minority interest in subsidiaries increased to an income of Ps.670 million in 2003 compared to a loss of Ps.4,406 million in 2002. The decrease was mainly due to the fluctuations of the exchange rate in different directions during the two respective periods.

Income Tax

The charge to income of Ps.51 million in 2002 corresponds to the reversal of net deferred taxable liabilities existing at the beginning of the 2002 fiscal year, mainly as a result of the effect of the devaluation of the Argentine peso which occurred in that year, over the calculation of the deferred tax (see Note 2.5.k to our financial statements).

Net income/loss

Net income increased from a loss of Ps.3,077 million in 2002 to a gain of Ps.473 million in 2003.

B.    Liquidity and Capital Resources

Sources of Funds

Historically, we maintained high levels of liquidity generated by dividends from Telefónica Argentina’s operations, access to capital markets and bank credit lines. Since the beginning of the Argentine crisis in December 2001 we have suffered significant constraints on our liquidity, and we have not been able to access new sources of financing. As a result, we have also relied on Telefónica Internacional to roll over its short term debt and to grant us waivers for covenant defaults. Telefónica Argentina has also relied on the willingness of its creditors, including our affiliates, to roll over its short-term debt and to grant it waivers from covenant defaults. Telefónica Argentina also exchanged most of its notes due in 2002 for notes due 2006, which may be redeemed by the holders in 2004 under certain conditions.

In light of recent macroeconomic developments in Argentina, and the negative impact that such macroeconomic events had on our financial condition, we and Telefónica Argentina are unable to access the capital markets, and third-party financing sources, both domestically and internationally, are no longer available in amounts sufficient to enable us or Telefónica Argentina to meet our respective debt obligations. Telefónica Argentina has lost its ability to distribute dividends. Although we received a dividend in October 2001, as a result of Telefónica Argentina’s loss for its fiscal year ended December 31, 2002, Telefónica Argentina did not pay us dividend during the 2002 calendar year and will not be able to pay us a dividend in 2003. Telefónica Argentina cannot resume the payment of dividends to us until its accumulated losses are absorbed and it begins to generate liquid earnings. We are currently dependent on shareholder loans in order for us to stay current on our thirds-party debt obligations. In addition, as a result of the devaluation of the peso and the pesification of Telefónica Argentina’s tariffs at a rate of Ps.1.00 per U.S.$1.00, Telefónica Argentina’s internally generated funds alone are not sufficient to meet its and our short-term debt obligations. Furthermore, we are unable to determine whether the current macroeconomic environment in Argentina will worsen in the short-term and further harm our ability to meet our current and future debt obligations.

In 2003 and 2004, we have significant liabilities coming due that need to be refinanced. In addition, Argentina has been operating under exchange controls, although to date these restrictions have been lifted, in the future such restrictions could adversely affect our ability to pay our liabilities. Also, a further decline in the peso/U.S. dollar exchange rate would have a significant negative impact on the amount of cash we would have available and our ability to service our dollar-denominated liabilities. In addition, if as a result of such devaluation Telefónica Argentina continues to suffer losses, it would continue to be unable to pay dividends to us.

Since the beginning of 2002, we have remained current on the payment of interest on our debt by increasing our intercompany debt with our parent, Telefónica Internacional. Telefónica Internacional assigned to us payments it received from Telefónica Argentina on intercompany debt Telefónica Argentina owed to it. We cannot assure you that Telefónica Internacional will continue to assign such payments to us in exchange for more intercompany debt between us and Telefónica Argentina or whether Telefónica Argentina will continue to be able to make payments on its intercompany loan to Telefónica Internacional.

If Telefónica Internacional does not receive any payments from Telefónica Argentina, we cannot assure you that Telefónica Internacional will make new intercompany loans to us. Furthermore, the intercompany debt between Telefónica Internacional and Telefónica Argentina permits Telefónica Internacional to assign such debt to third parties without Telefónica Argentina’s consent. If Telefónica Internacional did so, we would no longer receive the payments being made by Telefónica Argentina to Telefónica Internacional.

Cash Provided by Operating Activities.    Cash flow from operations was Ps.337 million and Ps.533 million in the three-month periods ended March 31, 2003 and 2002, respectively. Cash flow from operations declined in 2003 compared to 2002 as a direct result of the decrease of our revenues in real terms. We instituted strong operating working capital and cost controls when the crisis hit Argentina.

Cash Flows Used in Investing Activities.    In the three-month period ended March 31, 2003, we made capital expenditures of Ps.16 million compared to Ps.105 million during the same period in 2002. All amounts are net of amounts financed by trade, bank and financial payables. We have decreased substantially our capital expenditures since 2002, compared to historical levels, as a response to the economic crisis in Argentina, whereby we focused on conserving cash resources in the face of severe liquidity constraints. As a result, we reduced capital expenses rapidly and invested only in those projects that generated cash flow in the near term and those that were deemed to be high priority.

Cash Flows Used in Financing Activities.    In the three-month period ended March 31, 2003, cash used in continuing financing activities was Ps.195 million, of which Ps.112 million represented a net decrease in bank and financial liabilities. Our outstanding foreign currency indebtedness was reduced from an equivalent of U.S.$2,180 million at the beginning of 2003 to U.S.$2,170 million at the end of the period ended March 31, 2003. In addition, we and Telefónica Argentina paid no dividends in 2003 and have received no new financing in 2003.

Investments in Fixed Assets and Capital Expenditures

The following table contains a breakdown of Telefónica Argentina’s capital expenditures.

	Three-Month Period Ended March 31, 2003	Three-Month Period Ended March 31, 2002(1)
	(in millions of constant pesos as of February 28, 2003)(2)
Land, buildings and equipment	—	1
Transmission and switching equipment	6	59
External plant	1	1
Telephone equipment	3	9
Materials	6	7
Other	—	31

Total	16	108	(3)

(1)	Net of Ps.1,250 million of capitalized exchange difference.
(2)	Allocation of construction in process and prepayments to vendors to each line item have been estimated.
(3)	Includes Ps.3 million financed by bank and financial payables.

As of March 31, 2003, goodwill’s booked value generated by the investment in Telefónica Argentina and certain Telefónica Argentina’s fixed assets relating to our telecommunications business amounted to Ps.340 million and Ps.8,148 million (Ps.5,282 million considering our 64.8% interest in Telefónica Argentina’s respective assets), respectively, and these assets were valued by calculating their recoverable value using our best estimate of future cash flows from Telefónica Argentina’s telecommunications business, considering current information and future telephone service rates estimates. However, owing to the uncertainty regarding the evolution of regulatory tariffs to be derived from the pending negotiation with the Argentine government, whether our participation in the book value of such assets as of March 31, 2003 in the amount of Ps.340 million and Ps.5,282 million (amount calculated considering our 64.8% interest in Telefónica Argentina’s respective assets) is fully recoverable will depend on the effect that the outcome of these negotiations may have on Telefónica Argentina’s operations and cash flows. Future capital expenditures are expected to be financed out of operating cash flow.

Telefónica Argentina plans to continue those projects that are required to maintain the quality of its services, generate cash flow in the near term and those that are deemed to be high priority.

Debt

As of March 31, 2003, our unconsolidated indebtedness consisted of the following:

•	U.S.$123 million of short-term debt owed to Telefónica Internacional, a wholly owned subsidiary of Telefónica S.A., our ultimate parent company which we refer to as Telefónica. Substantially all of our debt to Telefónica Internacional is currently rolled over, subject to Telefónica Internacional’s right to immediately accelerate such indebtedness under certain circumstances. Telefónica Intenacional has advised us in writing that it has waived these acceleration conditions until September 20, 2003 and will not accelerate our debt as a result of the effects of the Public Emergency Law. Notwithstanding this waiver, however, Telefónica Internacional is under no obligation to continue rolling over its debt when it becomes due. If it were to stop rolling over such debt, we would not have the ability to repay, refinance or renegotiate this short-term indebtedness.

•	U.S.$225 million of U.S. dollar denominated existing Series A notes maturing August 1, 2004.

•	Ps.175 million (equivalent to U.S.$59 million) of peso-denominated existing Series B notes maturing August 1, 2004.

•	Ps.39 million and Ps.5 million (equivalent to U.S.$15 million) in Cointel’s preferred stock and accumulated unpaid but not due preferred dividends, respectively the terms and conditions of our preferred shares require us to pay dividends. However, due to our unconsolidated accumulated losses, the obligation to pay preferred dividends on the preferred shares is currently suspended until such accumulated losses are absorbed and sufficient net profits are generated to pay preferred dividends.

See Note 8 of our financial statements.

We have preferred stock totaling Ps.39 million. The preferred shares consist of two classes. Class A has a preference over Class B. Such preferred shares are entitled to dividends and amortization once a year. Our preferred stock was originally issued with a redemption value in U.S. dollars, but the Public Emergency Law pesified our preferred stock at a Ps.1.00 per U.S.$1.00 exchange rate, subject to an adjustment by the CER accrued until the redemption date. The preferred stock also includes provisions that limit our ability:

•	to control less than a majority of Telefónica Argentina,

•	to make investments other than in the shares of Telefónica Argentina and assets incidental to the holding of the shares in Telefónica Argentina, and

•	to incur debt that shall cause all our debt to exceed at any time U.S.$850 million.

The preferred stock receives dividends and amortization payments on April 30 every year if we have net realized profits or free reserves. As we did not have net realized profits or free reserves on April 30, 2002, there are accumulated and unpaid but not yet due preferred dividends. For the same reasons, we did not partially amortize the preferred capital on April 30, 2002 and 2003. Such situation does not constitute a breach of the terms and conditions of the Preferred Shares. According to item 5.a of the preferred shares issuance conditions, the holders of Class A shares of Preferred Stock are entitled to one vote per share as from April 30, 2003, since the tenth dividend payment date for such kind of shares has taken place, and there is preferred capital unredeemed as of such date.

As of the date of this consolidated financial statements we have met all our obligations under the terms and conditions of our Preferred Shares. See Note 5 of our Consolidated Financial Statements.

Related Party Indebtedness

As of March 31, 2003, Telefónica Argentina, Telinver and we owed approximately Ps.2,955 million (U.S.$992 million) to Telefónica Internacional.

During 2002 and 2003, most of Telefónica Argentina’s and our debt with related parties has been rolled over on a monthly and semiannually basis, respectively, and bear an average of approximately 10% interest rate. These agreements established the usual commitments for these kinds of transactions, including (1) that such debt will be pari passu with all of our other debt; (2) clauses that establish that the creditor may accelerate the debt if there are changes in our or Telefónica Argentina’s equity, economic and financial situation that due to their adverse nature may affect our capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit our capacity to repay our or Telefónica Argentina’s debts; (3) that give this creditor the benefit of any financial covenant we have with any other creditor; (4) a clause that allows the creditor to make assignments; (5) certain financial covenants; and (6) acceleration clauses that would be triggered in the event of certain court or out-of-court proceedings being initiated against us or any of our material subsidiaries which may result in an attachment or auction of assets exceeding a certain percentage of our shareholders’ equity or that of our material subsidiary.

Telefónica Internacional has advised us in writing that, until September 20, 2003, it waives certain covenant defaults subject to certain conditions and that until that date it will not accelerate our loans on the basis of the effects of the Public Emergency Law. This waiver does not constitute a roll over through the date of the waiver.

Regarding the maximum term provided by the above-mentioned waiver, as of March 31, 2003, we have classified as current liabilities, maturing in September 2003, a loan of US$9 million (equivalent to Ps.27 million at the exchange rate in effect at March 31, 2003), whose original maturity date was noncurrent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

By:	/s/ PABLO LLAURÓ
Name:	Pablo Llauró
Title:	Assistant General Counsel

Date: May 22, 2003